Exhibit 2.1
EXECUTION VERSION
ASSET PURCHASE AGREEMENT
dated as of
July 25, 2011
between
CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
and
MURPHY OIL CORPORATION

i

Page
Section 3.20. Customers	44

ARTICLE 13
Termination

Section 13.01. Grounds for Termination	82
Section 13.02. Effect of Termination	83

ARTICLE 14
Miscellaneous

Section 14.01. Notices	83
Section 14.02. Amendments and Waivers	84
Section 14.03. Expenses	85
Section 14.04. Successors and Assigns	85
Section 14.05. Governing Law	85
Section 14.06. Jurisdiction	85
Section 14.07. WAIVER OF JURY TRIAL	85
Section 14.08. Counterparts; Effectiveness; Third Party Beneficiaries	86
Section 14.09. Entire Agreement	86
Section 14.10. Bulk Sales Laws	86
Section 14.11. Severability	86
Section 14.12. Disclosure Schedules	86
Section 14.13. Construction and Interpretation	87
Section 14.14. Specific Performance	87

EXHIBIT A Assignment and Assumption Agreement and Bill of Sale
EXHIBIT B-1 Hydrocarbon Inventory Measurement Procedures
EXHIBIT B-2 Hydrocarbon Inventory Valuation Procedures
EXHIBIT C Form of Consent Decree Modification
EXHIBIT D Fuel Regulations
EXHIBIT E Internal Hydrocarbon Transfers
EXHIBIT F Form of Transition Services Agreement
EXHIBIT G Form of Special Warranty Deed
EXHIBIT H Environmental Insurance Policy Terms
EXHIBIT I Crude Supply Agreement

ASSET PURCHASE AGREEMENT
     ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of July 25, 2011 between Calumet Specialty Products Partners, L.P., a Delaware limited partnership (“Buyer”), and Murphy Oil Corporation, a Delaware corporation (“Seller”).
W I T N E S S E T H :
     WHEREAS, Seller and its Subsidiaries conduct a refining business comprised of (i) the operation of a refinery in Superior, Wisconsin and the related Included Superior Terminals, (ii) the Included Superior Wholesale Business and (iii) the Spur Franchise Business, in each case excluding, for the avoidance of doubt, the Excluded Businesses (collectively, the “Refining Business” or “Business”); and
     WHEREAS, Buyer desires to purchase substantially all of the assets, and assume certain of the liabilities, of the Business from Seller, and Seller desires to sell substantially all of the assets, and transfer certain of the liabilities, of the Business to Buyer, upon the terms and subject to the conditions hereinafter set forth.
     The parties hereto agree as follows:
ARTICLE 1
Definitions
     Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:
     “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “Adjusted Cash Amount” means the Cash Amount as adjusted pursuant to Section 2.09.
     “Adjusted Profit Sharing Contribution Percentage” means a percentage determined by taking the product of (a) 2.7%, multiplied by (b) the quotient of (i) the number of days between January 1 of the calendar year in which the Closing occurs and the Closing Date, divided by (ii) the number of days in such year.
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by

Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
     “Aggregate Capital Expenditures Amount” means the aggregate amount paid by Seller or its Subsidiaries during the period from and including the date hereof to and including the Closing in connection with the capital expenditure projects identified on the capital expenditures budget set forth on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Capital Expenditures Budget”; provided such capital expenditures (i) are required to be capitalized under GAAP; (ii) are reasonably necessary and appropriate to complete the cumene project and the gasoline rail loading project, each as described on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Capital Expenditures Budget”; and (iii) in the case of purchases from Affiliates of Seller, are on pricing and other terms commensurate with arm’s-length transactions between unrelated parties.
     “Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
     “Assumed Environmental Liabilities” means all liabilities and obligations (including the costs of any Remedial Action and any Consent Decree Obligations) arising in connection with or in any way relating to the Business (as currently or previously conducted), the Purchased Assets, the Facilities or the Real Property (including the activities and operations conducted thereon and offsite disposal therefrom), whether accrued, contingent, absolute, determined, determinable or otherwise, that in each case arise under or relate to any Environmental Law, including all items disclosed on Section 3.16 of the Seller Disclosure Schedule (except as otherwise noted in Section 3.16 of the Seller Disclosure Schedule), but excluding any Excluded Environmental Liabilities.
     “Balance Sheet” means the balance sheet of the Business dated as of December 31, 2010.
     “Balance Sheet Date” means the date of the Balance Sheet.
     “Business Contractor” means any independent contractor, consultant, agent or other individual non-employee providing services to the Business (which Person does not provide any services to Seller or its Subsidiaries with respect to any business other than the Business).

     “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.
     “Business Employee” means any employee of Seller or any of its Subsidiaries who is employed exclusively in the Business, (i) including any employee of Seller or any of its Subsidiaries who is employed exclusively in the Business and who is, immediately prior to the Closing, absent from work on account of paid time-off, vacation, military, sick or personal leave, short- or long-term disability or leave of absence (other than a leave of absence resulting from a reduction in force or a “bridging” of age and/or service credit for purposes of an Employee Plan) and any Business Employee for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or Applicable Law, but (ii) excluding any Excluded Employee.
     “Business Licensed IPR” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to either Seller or any of its Subsidiaries for use exclusively in the operation of the Business.
     “Business Permits” means all Permits held by Seller or its Subsidiaries that exclusively relate to the operation of the Business.
     “Buyer Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Buyer to Seller immediately prior to the execution of this Agreement.
     “Cash Amount” means $214,000,000, in cash.
     “Closing Date” means the date of the Closing.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Collective Bargaining Agreement” means the agreement dated July 1, 2002 to July 1, 2006 between Murphy Oil USA, Inc. and International Union of Operating Engineers Local 305, as amended, which is the collective bargaining agreement to which Seller or any of its Subsidiaries is a party that covers Union Employees.
     “Confidentiality Agreement” means that certain letter agreement dated as of September 15, 2010 between Buyer and Seller.
     “Consent Decree” means that certain consent decree, among Murphy Oil USA, Inc., the United States of America, the Louisiana Department of Environmental Quality and the State of Wisconsin, entered by the United States District Court for the Western District of Wisconsin in United States, et al. v. Murphy Oil USA, Inc., Civil Action No. 3:10-cv-00563-bbc (the “Consent Decree Court”), on February 16, 2011.

     “Consent Decree Modification” means a modification to the Consent Decree in the form attached hereto as Exhibit C (as it may be modified in accordance with Section 7.05(b)) pursuant to which, at Closing, (i) all Consent Decree Obligations are separated from all other obligations under the Consent Decree and (ii) Buyer assumes, and Seller and its Affiliates are released from, all Consent Decree Obligations.
     “Consent Decree Obligations” means (i) all of the liabilities and obligations of or relating to the Consent Decree that are applicable to the Purchased Assets or the Business as currently or previously conducted, other than payment of that certain $1.25 million civil penalty required by Paragraph 161 of the Consent Decree (which is an Excluded Environmental Liability) and (ii) those obligations applicable to the Business set forth on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Certain Consent Decree Obligations”.
     “Continuing PMPA Franchise Business” means the portion of the Business, if any, conducted by Buyer pursuant to the Seller PMPA Franchise Agreements after the Closing (it being understood that, to the extent that Buyer operates or permits the operation of any franchise or other facility pursuant to a franchise agreement or similar arrangement other than a Seller PMPA Franchise Agreement, such operation shall not be included in the Continuing PMPA Franchise Business).
     “Contract” means any contract, agreement, lease, commitment, or other similar obligation (whether written or oral).
     “Environmental Insurance Policy” means the environmental insurance policy required to be purchased by Buyer pursuant to Section 7.05(a)(i).
     “Environmental Law” means any Applicable Law relating to the environment or any spill, release, discharge, disposal or recycling of, or exposure to, any pollutant or contaminant or ignitable, corrosive, reactive or otherwise hazardous substance or waste.
     “Equipment” means all machinery, mobile or otherwise, equipment and systems, including (a) all processing units and distillation systems, (b) all heating, lighting, and power systems, fire prevention and fire extinguishing systems, control systems, emergency warning and emergency preparedness systems and related assets, and heating, refrigerating, air conditioning, and ventilating systems, (c) all tanks, refining process units, meters, pumps, engines, compressors, pipes, fittings, valves, connections, regulators, sewers and loading and unloading lines, (d) all telecommunication assets and equipment and computer hardware and software, (e) all spare parts, tools, computers, and warehouse stores, (f) all other fixtures, furniture and furnishings, (g) all works-in-process, (h) all vehicles, trucks, tractors, trailers and rail cars (excluding trucks and trailers used for delivery of refined petroleum products to retail gasoline stations) and (i) all other tangible personal property of every kind whatsoever, in each case owned or leased by Seller or its Subsidiaries and used or held for use exclusively in connection with the ownership of the Purchased Assets or operation of the Business.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.
     “ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.
     “Excluded Businesses” means the (i) retail, midstream and wholesale marketing businesses of Seller and its Subsidiaries including all retail stations owned and operated by Seller and its Subsidiaries, but excluding each of the Spur Franchise Business and the Included Superior Wholesale Business, (ii) operation and ownership and/or leasing by Seller or its Subsidiaries of the Excluded Terminals, (iii) operation of a refinery and related terminals in Meraux, Louisiana, (iv) ownership and operation of the ethanol plants described on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Excluded Ethanol Plants” and (v) businesses described on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Excluded Businesses”.
     “Excluded Crude” means all crude oil (i) acquired by Seller or its Subsidiaries from independent petroleum producers at such producers’ well heads which is in transit to injection points on the Enbridge North Dakota pipeline system where title has passed to Murphy Oil USA, Inc. (but which crude oil has not yet been injected into the Enbridge North Dakota pipeline system) and (ii) for which title has passed to Murphy Oil USA, Inc. or Superior Crude Trading Company and which is located on a feeder pipeline leading to the mainline of the Enbridge pipeline system, but which has not yet been injected into the mainline of the Enbridge pipeline system.
     “Excluded Employees” means the employees set forth on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Excluded Employees”.
     “Excluded Environmental Liabilities” means (i) payment of that certain $1.25 million civil penalty required by Paragraph 161 of the Consent Decree; (ii) payment of any monetary fines to the extent solely attributable to a violation of Environmental Law prior to Closing by Seller or its Subsidiaries relating to the Business; (iii) any and all obligations or liabilities arising out of the Consent Decree other than the Consent Decree Obligations; and (iv) all liabilities and obligations (including the costs of any Remedial Action) to the extent they arise in connection with (A) any transportation by or on behalf of Seller or its Subsidiaries, prior to Closing, of Hazardous Materials from the Real Property to any other real property (other than the Real Property or those terminals used in connection with the Business located in Nebraska and Utah) for disposal or recycling; or (B) to the extent pending or, to Seller’s knowledge threatened, prior to Closing, any action, suit or proceeding by any third party to the extent alleging exposure at the Real Property, prior to Closing, of any individual to any Hazardous Materials at, on, in or under the Real Property that were spilled, released, emitted or discharged by or on behalf of Seller or its Subsidiaries.
     “Excluded Terminals” means all terminals owned by Seller or its Subsidiaries and/or terminal capacity operated and/or leased by Seller or its Subsidiaries and/or all terminal capacity which Seller or its Subsidiaries otherwise have the right to use, other than the Included Superior Terminals.
     “Facilities” means all buildings, tanks, rail lines, pipelines, docks and fixtures owned or leased by Seller or its Subsidiaries, located on the Owned Real Property or the Leased Real Property and used primarily in the Business, but excluding for the avoidance of doubt (i) power lines, pipelines, telephone lines and other improvements and fixtures owned by public utilities furnishing utilities to the Owned Real Property or the Leased Real Property, (ii) rail lines, pipelines and other improvements and fixtures owned by third parties and located on existing easements for such purpose which encumber the Owned Real Property or the Leased Real Property and (iii) the Enbridge pipeline system and the Magellan pipeline system.
     “FIPR Term” means a period of three years commencing on the Closing Date; provided that either Buyer or Seller may earlier terminate the FIPR Term at any time by providing written notice of termination to the other party six months prior to the effective date of such termination (provided that such termination shall not be effective earlier than the first anniversary of the Closing Date).
     “Franchise Licensed Marks” means the trademarks set forth in Section 1.01(a) of the Seller Disclosure Schedule under the heading “Franchise Licensed Marks”.
     “Fraud” means actual fraud involving a Person’s knowing and intentional misrepresentation or omission of a material fact, which misrepresentation is made or omission is omitted by such Person with the intent to defraud, as determined under common law.
     “Fuel Compliance Obligations” means, with respect to the Business or Purchased Assets, including the Hydrocarbon Inventory, compliance with the Fuel Regulations.
     “Fuel Credits” means all credits, allotments, renewable identification numbers (RINs), certificates or other authorizations relating to any applicable fuel quality standards or renewable fuel standards (including those standards provided for in the Fuel Regulations).
     “Fuel Regulations” means the regulations set forth on Exhibit D.
     “GAAP” means generally accepted accounting principles in the United States.

     “Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.
     “Hazardous Material” means any pollutant or contaminant or otherwise hazardous substance or waste that in each case is regulated under any Environmental Law.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Hydrocarbon Inventory” means (i) the hydrocarbon inventory at the Superior refinery that is owned by Seller and its Subsidiaries as of Closing, including crude oil, blendstocks, ethanol, biodiesel, feedstocks and other raw materials (including polymers and emulsifying compounds), intermediate petroleum products and finished products (including asphalt), tank heels and tank bottoms (including all such items located in process units or interconnecting lines at the refinery), (ii) all such products produced at the Superior refinery that are owned by Seller and its Subsidiaries as of Closing where title has not passed to a customer (including, for the avoidance of doubt, Seller or its Subsidiaries that are customers of the refinery; provided that in the case of such an internal transfer title will be deemed to be passed as set forth in Exhibit E) prior to Closing and (iii) all hydrocarbons (including crude oil, blendstocks, feedstocks and other raw materials, intermediate petroleum products and finished products, tank heels and tank bottoms) in transit to the Superior refinery (other than Excluded Crude) for which title has passed to Murphy Oil USA, Inc. or Superior Crude Trading Company, including such hydrocarbons in transit from Murphy Exploration & Production Company — USA where title has so passed.
     “Included Superior Terminals” means (i) the terminals owned and operated by Seller or its Subsidiaries set forth on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Owned Terminals”, (ii) the terminal capacity leased by Seller or its Subsidiaries set forth on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Leased Terminal Capacity”, (iii) the rights Seller or its Subsidiaries have to use terminal capacity at the terminals set forth on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Common Carrier Terminals” and (iv) the leasehold interests of Seller or its Subsidiaries in the terminals leased by Seller or its Subsidiaries set forth on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Leased Terminals”.
     “Included Superior Wholesale Business” means the wholesale marketing business conducted by Seller or its Subsidiaries at the Included Superior Terminals, excluding, for the avoidance of doubt, the Excluded Employees associated with such wholesale business.

     “Intellectual Property Right” means any Trademark, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.
     “Interest Rate” means (i) the rate per annum for three-month deposits in U.S. dollars which appears on the Bloomberg Screen BTMM Page under the heading “LIBORFIX BBAM” as of 11:00 a.m. on the date of measurement plus (ii) 2%.
     “Intra-Company Agreement” means any Contract between the Business, on the one hand, and any other business, division, group or function of or within Seller and its Subsidiaries, on the other hand, but not including any Contract expressly provided by this Agreement to be entered into in connection with the Closing.
     “knowledge of Seller,” “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means, with respect to any matter, to the actual knowledge of any of the Persons listed on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Knowledge Parties”.
     “Licensable” means, with respect to any Intellectual Property Right, that a Person has the power and authority to grant a non-exclusive license (or sublicense, as the case may be) on the terms and conditions set forth in Article 10 without any of the following: (i) the consent of any third party (unless such consent can be and is obtained without providing any additional consideration to such third party); (ii) impairment of such Person’s existing rights in respect of any Intellectual Property Right (it being understood that the grant of a non-exclusive license, in and of itself, shall not be construed as an impairment of any of such Person’s rights); (iii) imposition of any additional obligations on such Person under any preexisting agreement relating to any Intellectual Property Right; or (iv) the payment of royalties or other consideration on or after the Closing Date by such Person to any third party under any preexisting agreement. For the avoidance of doubt, in no event shall any Intellectual Property Right be “Licensable” if any of the foregoing conditions in clauses (i)-(iv) apply.
     “Licensed IPR” means Business Licensed IPR and Shared Licensed IPR.
     “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.
     “Material Adverse Effect” means any change, development, effect, condition, fact, circumstance or occurrence that has a material adverse effect on the financial condition, business, assets or results of operations of the Business, taken as a whole, but excluding any effect resulting from (A) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Business operates, (B) changes in the financial or securities markets or changes in the general economic or political conditions in the United States or abroad, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Business operates, (D) acts of war, sabotage, terrorism or natural disasters, (E) the announcement, pendency or consummation of the transactions contemplated by this Agreement (including any cancellations of or delays in customer orders or other decreases in customer demand, reduction in revenues, work stoppages or loss or threatened loss of employees or other employee disruptions), (F) any changes in commodities markets or commodity, crude oil or feedstock prices or refining margins, (G) any effect on the Business or Purchased Assets resulting from changes in a financial rating published by a rating agency, (H) any failure to obtain any consent, approval, waiver or authorization from any third party in connection with the consummation of the transactions contemplated hereby, (I) any failure of the Business to meet any internal or published or third party budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (I) shall not prevent a party from asserting that any fact or circumstance that may have contributed to such failure independently constitutes or contributes to a Material Adverse Effect), (J) any action taken (or omitted to be taken) at the request of Buyer, (K) any action taken by the Seller that is required or expressly contemplated or permitted pursuant to this Agreement, (L) bankruptcy, insolvency or other financial distress of any customers of the Business or (M) seasonal reduction in the revenues or earnings of the Business in the Ordinary Course of Business; provided, that the changes or occurrences set forth in clauses (B), (C) and (F) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such changes have a disproportionate adverse effect on the Business as compared to other participants in the industries in which the Business operates.
     “Non-Union Transferred Employee” means each Transferred Employee who is not a Union Employee.
     “Ordinary Course of Business” means, with respect to the Business and the Purchased Assets, the ordinary course of business in all material respects consistent with Seller’s and its Subsidiaries’ past custom and practice.
     “Owned Intellectual Property Rights” means all Intellectual Property Rights owned and Licensable by Seller or any of its Subsidiaries and used in the Business; provided that the Owned Intellectual Property Rights shall not include any Trademarks.
     “Permit” means any license, franchise, permit, certificate, approval, registration or other similar authorization issued by a Governmental Authority.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

     “PMPA” means the Petroleum Marketing Practice Act 28 U.S.C. §2801 et. seq.
     “Pre-Closing Tax Period” means (i) any taxable period ending on or before the Closing Date and (ii) with respect to a taxable period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.
     “Purchase Agreement” means any agreement for the purchase of materials, supplies, goods, services, equipment or other assets by Seller or any of its Subsidiaries.
     “Remedial Action” means any investigation, remediation, clean-up, abatement, removal or monitoring (or words of similar import) of Hazardous Materials.
     “Seller Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Seller to Buyer immediately prior to the execution of this Agreement.
     “Seller Group Insurance Plans” means the Group Insurance Plan for Employees of Murphy Oil Corporation and the Group Insurance Plan for Retired Employees of Murphy Oil Corporation.
     “Seller PMPA Franchise Agreements” means all franchise agreements between Seller or its Subsidiaries and franchisees of the Spur Franchise Business.
     “Shared Licensed IPR” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to either Seller or any of its Subsidiaries for use in the operation of the Business, other than Business Licensed IPR.
     “Spur Franchise Business” means the business of Seller and its Subsidiaries comprising the PMPA franchise business conducted under the “Spur” brand.
     “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.
     “Supply Agreements” means any sales, distribution or similar agreement providing for the sale by Seller or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets.
     “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) (a “Taxing Authority”), or (ii) liability for the payment of any amounts of the type described in (i) as a successor (including under Treasury Regulations section 1.1502-6 or otherwise) or as a result of being party to any agreement or any express or implied obligation to indemnify any other Person.
     “Title IV Plan” means an Employee Plan subject to Title IV of ERISA other than any multiemployer plan, as defined in Section 3(37) of ERISA.
     “Trademarks” means any and all (i) trademarks, trade names, corporate names, company names, business names, service marks, logos, brand names, domain names and all other source or business identifiers, and the rights in any of the foregoing which arise under Applicable Law, (ii) goodwill symbolized thereby or associated therewith and (iii) registrations and applications for registration of any of the foregoing.
     “Transferable” means, with respect to any Intellectual Property Right, that a Person has the power and authority to transfer all of such Person’s right, title and interest in and to such Intellectual Property Right on the terms and conditions set forth in Article 10 without any of the following: (i) the consent of any third party (unless such consent can be and is obtained without providing any additional consideration to such third party); (ii) impairment of such Person’s existing rights in respect of any other Intellectual Property Right; (iii) imposition of any additional obligations on such Person under any preexisting agreement relating to any other Intellectual Property Right; or (iv) the payment of royalties or other consideration on or after the Closing Date by such Person to any third party under any preexisting agreement. For the avoidance of doubt, in no event shall any Intellectual Property Right be “Transferable” if any of the foregoing conditions in clauses (i)-(iv) apply.
     “Transition Services Agreement” means the Transition Services Agreement between Buyer and Seller (or its Affiliates), substantially in the form attached hereto as Exhibit F.
     “Union Employee” means each Business Employee who is a member of a collective bargaining unit covered by the Collective Bargaining Agreement.
     “Union Transferred Employee” means each Transferred Employee who is a Union Employee.
     (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	2.06(b)
Agreement	Preamble
Allocation	2.06(b)

Term	Section
Allocation Statement	2.06(b)
Apportioned Obligations	8.01(b)
Assigned Contracts	2.01(g)
Assumed Liabilities	2.03
Business	Recitals
Business Financial Statements	3.05
Buyer	Preamble
Buyer DC Plan	9.03
Buyer FSA Plan	9.06(d)
Buyer Indemnified Party	12.02
Cap	12.02(a)(ii)
City of Superior Fee	8.01(c)
Closing	2.07
Complying Party	7.05(c)(ii)
Credit Support Arrangement	6.02
Crude Supply Agreement	7.10
Customer Security Arrangements	2.01(q)
Customers	3.20(a)
Damages	12.02
De Minimis Amount	12.02(a)(ii)
Deductible	12.02(a)(ii)
Delayed Transfer Asset	2.05
Easements	2.01(c)
e-mail	14.01
Employee Plans	3.15
Employee Withholding Documents	9.09
Environmental Matters	12.06
Estimated Aggregate Capital Expenditures Amount	2.07(a)
Estimated Closing Proration Adjustment Amount	2.09(b)
Estimated Inventory Value	2.08
Excluded Assets	2.02
Excluded Contracts	2.02(j)
Excluded Liabilities	2.04
Field Inspector	2.08(b)
Field Inspector Report	2.08(b)
Filing Documentation	8.01(e)
Final Aggregate Capital Expenditures Amount	2.10
Financing	7.11
FIPR License	10.01(b)
Fundamental Representations	12.01(a)(ii)
Improvements	10.05
In Bound / Out Bound Inventory	2.08(b)
Indemnified Party	12.03
Indemnifying Party	12.03
Initial Hydrocarbon Inventory Tax Amount	8.01(e)

Term	Section
Inspector	2.08(c)
Interim Financial Statements	7.11
Inventory Balance	2.08(c)
Inventory Statement	2.08(c)
Inventory Value	2.08(c)
Leased Real Property	2.01(b)
Licenses	10.01(b)
LIPR Sublicense	10.03(d)
Material Contract	3.07(c)
Non-Union Transferred Participant	9.03(a)(i)
Obligated Party	7.05(c)(ii)
OIPR License	10.01(a)
Owned Real Property	2.01(a)
PBGC	3.15(f)
Permitted Liens	3.10(b)(xvii)
Permitted Transferee	10.02
Petty Cash	2.01(m)
PMPA Termination Date	7.09(a)(i)
PMPA Termination Notice	7.09(a)(i)
Post-Closing Adjustment Date	2.09(b)
Post-Closing Proration Adjustment Amount	2.09(b)
Post-Closing Tax Period	8.01(b)
Potential Contributor	12.07
Prepayments	2.01(l)
Pre-Closing Fuel Compliance Obligations	7.05(c)(i)
Profit Sharing Contribution	9.03(a)(i)
Proposed Wisconsin Tax Schedule	2.06(f)
Purchase Price	2.06
Purchased Assets	2.01
Real Property	3.10
Real Property Leases	2.01(b)
Refining Business	Recitals
Relevant Period	9.02
Retained Union Employee Benefit Liabilities	9.01(b)
Sales and Use Taxes	8.01(e)
Seller	Preamble
Seller DB Plan	9.03
Seller DC Plan	9.03
Seller FSA Plan	9.06(d)
Seller Indemnified Party	12.02(b)
Seller Retiree Welfare Benefit	9.07
Seller Welfare Plan	9.06(a)
Sharing Arrangement	2.05(b)
Standard Procedure	9.09
Third Party Claim	12.03

Term	Section
Third Party License Agreement	10.03(d)
Transfer Taxes	8.01(e)
Transferred Contractor	9.01(a)
Transferred Employees	9.01
Transferred Pipeline Rights	2.01(d)
Union DB Plan	9.04(b)
Union DC Plan	9.03(a)(ii)
Union Welfare Plan	3.15(h)
WARN Act	3.14(c)
Warranty Breach	12.02(a)(i)
Wisconsin Tax Schedule	2.06(f)
Wisconsin Real Estate Transfer Fees	2.06(f)
     Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule, but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

ARTICLE 2
Purchase and Sale
     Section 2.01. Purchase and Sale. Except as otherwise provided below (including Sections 2.02 and 2.05), upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller and its Subsidiaries and Seller agrees to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer at the Closing, free and clear of all Liens, other than Permitted Liens, all of Seller’s and its Subsidiaries’ right, title and interest in, to and under the assets, properties and business owned, held or used exclusively in the conduct of the Business by Seller and its Subsidiaries as the same shall exist and be held by Seller and its Subsidiaries on the Closing Date (collectively, the “Purchased Assets”), including all right, title and interest of Seller and its Subsidiaries in, to and under the following to the extent owned, held or used exclusively in the conduct of the Business as the same shall exist and be held by Seller and its Subsidiaries on the Closing Date:
     (a) the real property owned in fee listed on Section 2.01(a) of the Seller Disclosure Schedule (the “Owned Real Property”), together with all buildings, structures, fixtures and other improvements owned by the Seller and its Subsidiaries and located thereon (including all construction work-in-progress, process units, storage tanks, control houses, office buildings, laboratory facilities, warehouses, boiler houses, power plants, waste water treatment facilities and similar improvements);
     (b) the leasehold estates listed on Section 2.01(b) of the Seller Disclosure Schedule (the “Leased Real Property”), and the related lease or sublease agreements (the “Real Property Leases”) respecting land, buildings, fixtures and real property improvements (whether owned or leased), together with all construction work-in-progress in respect of same;
     (c) the easements appurtenant to the Seller’s or its Subsidiaries’ ownership of the Owned Real Property, lease of the Leased Real Property and operation of the Business and Facilities, including the easements identified on Section 2.01(c) of the Seller Disclosure Schedule (the “Easements”);
     (d) the Contracts, deeds, easements, rights of way, franchises, licenses, permits, and other documents respecting those pipeline rights listed on Section 2.01(d) of the Seller Disclosure Schedule (collectively, the “Transferred Pipeline Rights”);
     (e) the Hydrocarbon Inventory;
     (f) the Equipment and all inventories (other than hydrocarbon inventories and products), including chemicals, catalysts, additives inventories and precious metals (in the case of precious metals, listed by type and amount on Section 2.01(f) of the Seller Disclosure Schedule), in each case used exclusively in connection with the ownership of the Purchased Assets or operation of the Business;
     (g) all rights and obligations of the Seller or its Subsidiaries under (i) the Material Contracts (other than any Excluded Contract) and (ii) any other Contracts of Seller or its Subsidiaries (including any agreements with Business Contractors) that are not Excluded Contracts and that relate exclusively to the ownership of the Purchased Assets or operation of the Business (the items in clauses (i) and (ii) collectively, the “Assigned Contracts”); for the avoidance of doubt the Assigned Contracts shall include the Seller PMPA Franchise Agreements;
     (h) all Business Permits;
     (i) except as set forth in Sections 2.01(j), 2.02(d), 2.02(e), 2.02(f), 2.02(g) or 2.02(o), all books, records, files and papers, whether in hard copy or computer format, including any information relating to any Tax imposed on the Purchased Assets, wherever located, in each case which relate exclusively to the ownership of the Purchased Assets or operation of the Business;
     (j) to the extent permitted by Applicable Law, copies of the personnel and employment records relating to Transferred Employees; provided that if Applicable Law requires that Buyer receive original personnel and employment records relating to any Transferred Employees, Buyer shall receive such records pursuant to this Section 2.01(j);
     (k) all unexpired warranties from third parties related exclusively to the Business, including warranties set forth in any equipment purchase agreement, construction agreement, lease agreement, consulting agreement or agreement for architectural or engineering services, it being understood that nothing in this Section shall be construed as a representation by Seller that any such warranty remains in effect or is enforceable;
     (l) all deposits, advance payments, prepayments, prepaid expenses and other similar payments made by or on behalf of Seller or its Subsidiaries, in each case to the extent exclusively related to the Business (collectively, “Prepayments”);
     (m) all petty cash located at the operating facilities of the Business (“Petty Cash”);
     (n) all goodwill associated with the operation of the Business, together with the right to represent to third parties that Buyer is the successor to the Business;
     (o) all assets of the Employee Plans expressly assumed by or provided to be transferred to Buyer pursuant to Article 9 (including, without limitation, all insurance Contracts maintained in connection with such Employee Plans);

     (p) all computer and data processing hardware of Seller or its Subsidiaries (i) located at the Facilities or (ii) that otherwise is used by Seller or its Subsidiaries exclusively in the operation of the Business or Facilities as currently conducted by Seller or its Subsidiaries;
     (q) except as set forth in Section 2.02(l), all bonds, letters of credit and other security arrangements established by any Person in favor of Seller that relate exclusively to the Purchased Assets or the operation of the Business (collectively, the “Customer Security Arrangements”), to the extent transferable;
     (r) except as otherwise expressly provided in this Agreement, any other assets, properties, and rights of Seller or any of its Subsidiaries that are used exclusively in the ownership of the Purchased Assets or the operation of the Business as it is currently conducted by Seller or its Subsidiaries and any other tangible asset owned by Seller or its Subsidiaries located at, or on the grounds of, the Facilities; and
     (s) except as set forth on Section 2.01(s) of the Seller Disclosure Schedule, any insurance proceeds received from third parties after the date hereof (net of Seller’s or its Subsidiaries’ costs of collection and any applicable deductibles actually paid by Seller or its Subsidiaries) arising out of events that occurred prior to the Closing Date, to the extent such insurance proceeds are actually paid and relate to (i) the repair or restoration of any of the Facilities, but excluding proceeds to the extent Seller effects such repair or restoration before the Closing, or (ii) an Assumed Liability.
     Section 2.02. Excluded Assets. Buyer expressly understands and agrees that the following assets and properties of Seller and its Subsidiaries (collectively, the “Excluded Assets”) shall be excluded from the Purchased Assets:
     (a) all of Seller’s or its Subsidiaries’ cash and cash equivalents on hand and in banks, except for Petty Cash;
     (b) except as otherwise specifically provided in Section 2.01(o) or Section 2.01(s), all rights, titles, claims and interests of Seller or any of its Subsidiaries (i) under any policy or agreement of insurance of Seller or any of its Subsidiaries or (ii) to any insurance proceeds under any of the policies or agreements of insurance described in the preceding clause (i);
     (c) all Owned Intellectual Property Rights and Trademarks (including the Franchise Licensed Marks) (it being understood that nothing in this Section 2.02(c) shall limit the Licenses);
     (d) all books, records, files and papers, whether in hard copy or computer format, prepared in connection with this Agreement or the transactions contemplated hereby (including relating to the sale process) and all minute books and corporate records of Seller and its Subsidiaries;

     (e) copies of any books, records files or papers relating to Taxes described in Section 2.01(i);
     (f) copies of any of the books, records, files and papers described in Section 2.01(i), to the extent Seller reasonably concludes that they are or may be necessary or useful in connection with Seller’s or its Subsidiaries’ defense or prosecution of any suit, action or proceeding relating to an Excluded Liability;
     (g) copies of the personnel and employment records described in Section 2.01(j) to the extent Seller reasonably concludes that they are or may be necessary or useful in connection with Seller’s obligations under Article 9;
     (h) the property and assets described on Section 2.02(h) of the Seller Disclosure Schedule;
     (i) all rights of Seller arising under this Agreement or the transactions contemplated hereby;
     (j) all Contracts of the Seller or any of its Subsidiaries that do not relate exclusively to the operation of the Business as currently conducted by the Seller or its Subsidiaries and any Contract listed on Section 2.02(j) of the Seller Disclosure Schedule (together, the “Excluded Contracts”).
     (k) any payments or other receivables owing from any customer on account of any products produced at the Facilities where title has passed to the customer prior to Closing;
     (l) all of Seller’s or its Subsidiaries’ right, title and interest in and to all (i) accounts receivable and all notes and other evidences of indebtedness of and rights to receive payments arising out of sales, services, rentals and other activities of the Business occurring in connection with and attributable to the ownership or operation of the Purchased Assets or the Business prior to the Closing (which, for the avoidance of doubt, shall include all sales of hydrocarbon products or inventories other than the Hydrocarbon Inventory) and the security arrangements, if any, related thereto, (ii) all bonds, letters of credit or other security arrangements posted or otherwise issued by the Seller or any of its Subsidiaries in favor of any other Person, other than any Prepayments, and (iii) rights with respect to any third party collection procedures or any other actions or proceedings in connection with any of the foregoing;
     (m) all of Seller’s or its Subsidiaries’ rights arising under any outstanding receivable arising prior to Closing between the Seller or any of its Subsidiaries in respect of the Business, on the one hand, and Seller or any Affiliate of the Seller in respect of any other business division, group or function, on the other hand;
     (n) all assets related to any Employee Plan or any other pension, profit sharing, stock bonus, stock option, thrift or other retirement plan, medical,

hospitalization, dental, life, disability, vacation or other insurance or benefit plan, employee stock ownership plan, deferred compensation, stock ownership, stock purchase, bonus, benefit or other incentive plan, severance plan or other employee benefit plan relating to the Seller, its Affiliates or their respective employees (in each case other than all assets of the Employee Plans expressly assumed by or provided to be transferred to Buyer pursuant to Article 9);
     (o) the original personnel and employment records relating to Transferred Employees to the extent Applicable Law does not permit that Buyer receive such original records; provided, if any medical records of Transferred Employees are needed in order to respond to any post-Closing inquiry from any Governmental Authority relating to employment or workplace safety issues, Seller agrees, to the extent permitted by Applicable Law, reasonably to cooperate with Buyer to make such records available to Buyer or to such Governmental Authority for purposes of the inquiry;
     (p) any and all Fuel Credits that (i) relate to the ownership or operation of the Business or Purchased Assets and are in existence, acquired, generated or otherwise attributable to the period prior to Closing, (ii) do not otherwise relate to the operation of the Business or Purchased Assets or (iii) relate to the ownership or operation of any business by Seller or any of its Subsidiaries from and after Closing;
     (q) all Tax refunds relating to any Pre-Closing Tax Period;
     (r) any Purchased Assets sold or otherwise disposed of in the Ordinary Course of Business and not in violation of any provision of this Agreement during the period from the date hereof until the Closing Date;
     (s) all assets primarily or exclusively related to the Excluded Businesses; and
     (t) all hydrocarbon inventories and products other than the Hydrocarbon Inventory.
     Section 2.03. Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective as of the Closing, to assume, pay, discharge and perform as and when due, the following liabilities and obligations (the “Assumed Liabilities”):
     (a) all debts, obligations, Contracts and liabilities of any kind, character or description (whether known or unknown, accrued, absolute, contingent or otherwise) relating to or arising out of the ownership or operation of the Purchased Assets or the conduct of the Business from and after the Closing, including any such debts, obligations, Contracts and liabilities arising as a result of the consummation of the transactions contemplated by this Agreement;
     (b) all liabilities and obligations of Seller or any of its Subsidiaries arising under the Assigned Contracts, including any such liabilities or obligations arising as a result of the consummation of the transactions contemplated by this Agreement;
     (c) all Assumed Environmental Liabilities;
     (d) all liabilities and obligations of the Seller or its Subsidiaries under open purchase orders or other accounts payable that were entered into or incurred by Seller or its Subsidiaries in the operation of the Business prior to Closing and which provide for the delivery of goods or services on or following Closing;
     (e) all liabilities and obligations relating to or arising out of the matters identified on Section 2.03(e) of the Seller Disclosure Schedule, regardless of whether such matter existed prior to the Closing;
     (f) all delivery obligations in respect of products produced at the Facilities with respect to which title has not passed to a customer prior to Closing;
     (g) all liabilities for Taxes allocated to Buyer under Article 8;
     (h) all liabilities and obligations with respect to, or relating to, any Transferred Employee arising from such Transferred Employee’s employment by Buyer or its Affiliates at or after the Closing; and
     (i) all liabilities and obligations expressly assumed by or provided to be transferred to Buyer pursuant to Article 9.
     Section 2.04. Excluded Liabilities. Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Seller or its Subsidiaries of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by and remain liabilities and obligations of Seller and/or its Subsidiaries, as applicable (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”). Excluded Liabilities include, but are not limited to, the following:
     (a) any liability or obligation of Seller or any of its Subsidiaries for personal injury or tort, or similar causes of action, to the extent arising out of, associated with, relating to, or incurred in connection with the ownership of the Purchased Assets or the operation of the Business prior to the Closing; provided that the foregoing shall not include any such liabilities or obligations arising under or relating to any Environmental Matters (other than as provided in Section 2.04(d));
     (b) any liability or obligation of Seller, or any member of any consolidated, affiliated, combined or unitary group of which Seller is or has been a member, for Taxes (including liabilities for Taxes allocated to Seller under Article 8 and except to the extent explicitly assumed in Section 2.03); provided that Transfer Taxes incurred in connection with the transactions contemplated by this Agreement and Apportioned Obligations shall be borne and paid in the manner set forth in Section 8.01 hereof;
     (c) any liability or obligation to the extent associated with or relating to an Excluded Asset (including any liability incurred in connection with Seller’s removal of the Excluded Assets);
     (d) Excluded Environmental Liabilities;
     (e) all of Seller’s or its Subsidiaries’ obligations arising under any outstanding payable arising prior to Closing between the Seller or any of its Subsidiaries in respect of the Business, on the one hand, and Seller or any Affiliate of the Seller in respect of any other business, division, group or function, on the other hand;
     (f) except as provided in Section 2.03(h) or Section 2.03(i), all liabilities and obligations with respect to, or relating to, the Business Employees or any current or former employee of Seller or its Affiliates (including, without limitation, all liabilities and obligations arising from any Transferred Employee’s employment by Seller or its Affiliates or the termination of such employment and including all Retained Union Employee Benefit Liabilities); provided, that the foregoing liabilities and obligations shall not include any Assumed Environmental Liabilities; and
     (g) except as provided in Section 2.03(i), all liabilities and obligations with respect to, or relating to, any Employee Plan or any other pension, profit sharing, stock bonus, stock option, thrift or other retirement plan, medical, hospitalization, dental, life, disability, vacation or other insurance or benefit plan, employee stock ownership plan, deferred compensation, stock ownership, stock purchase, bonus, benefit or other incentive plan, severance plan or other employee benefit plan relating to Seller, its Affiliates or their respective current or former employees, or under or with respect to which Seller or its ERISA Affiliates have or may have any obligation or liability.
     Section 2.05. Non-assignability of Purchased Assets. (a) Notwithstanding anything in this Agreement to the contrary, if and to the extent that the transfer or assignment from Seller or any of its Subsidiaries to Buyer of any Purchased Asset would be a violation of Applicable Law with respect to such Purchased Asset or otherwise materially and adversely affect the rights of Seller or its Subsidiaries or Buyer thereunder as a result of the failure to obtain any consent, approval, waiver or authorization required in connection with such transfer or assignment, then the transfer or assignment to Buyer of such Purchased Asset (each, a “Delayed Transfer Asset”) shall be automatically deemed deferred and any such purported transfer or assignment shall be null and void until such time as all legal impediments are removed and/or applicable consents, approvals, waivers or authorizations have been obtained. Notwithstanding the foregoing, for purposes of determining whether any liability or obligation is an Assumed Liability, any such Delayed Transfer Asset shall be deemed a Purchased Asset only as of and from the earlier of (i) the date that such Delayed Transfer Asset is actually transferred or assigned to Buyer and (ii) the date that a Sharing Arrangement is entered into by Buyer and Seller with respect to such Delayed Transfer Asset; provided that to the extent Buyer receives the use or benefit of a given Delayed Transfer Asset, it shall bear the burden of such Delayed Transfer Asset corresponding to such use or benefit. Seller and Buyer will use their commercially reasonable efforts (but without any payment of money by Seller or Buyer) to obtain the consent of the applicable third party for the assignment or transfer of the Delayed Transfer Assets.
     (b) If the transfer or assignment of any Purchased Asset intended to be transferred or assigned hereunder is not consummated prior to or at the Closing as a result of Section 2.05(a), then Seller or its Subsidiary shall thereafter, directly or indirectly, hold such Delayed Transfer Asset for the use and benefit of Buyer (at the expense of Buyer) insofar as reasonably practicable. In addition, to the extent not prohibited, Seller shall take or cause to be taken such other actions as may be reasonably requested by Buyer (including entry into such cooperative arrangements as may be reasonably acceptable to Buyer and Seller, including sublease, agency, management, indemnity or payment arrangements (a “Sharing Arrangement”)) in order to place Buyer, insofar as reasonably practicable, in substantially the same position as if such Delayed Transfer Asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Delayed Transfer Asset, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Delayed Transfer Asset, are to inure from and after the Closing to Buyer. To the extent permitted and to the extent otherwise permissible in light of any required consent, approval, waiver or authorization, Buyer shall be entitled to, and shall be responsible for, the management of any Delayed Transfer Assets not yet transferred to it as a result of this Section 2.05 and the parties hereto agree to use commercially reasonable efforts to cooperate and coordinate with respect thereto.
     (c) If and when the consents, approvals, waivers or authorizations, the absence of which caused the deferral of transfer of any Purchased Asset pursuant to this Section 2.05, are obtained, the transfer of the applicable Delayed Transfer Asset to Buyer shall automatically and without further action be effected in accordance with the terms of this Agreement. For the avoidance of doubt, the covenants set forth in this Section 2.05 apply pre-Closing and post-Closing.
     (d) Neither Seller nor any of its Subsidiaries shall be obligated, in connection with the provisions of this Section 2.05, to expend any money unless the necessary funds are advanced by Buyer, other than reasonable out-of-pocket recording or similar fees, all of which shall be promptly reimbursed by Buyer except as otherwise specifically provided in this Agreement.
     (e) The parties hereto further agree that, provided that Seller or its

Subsidiary and Buyer have entered into a Sharing Arrangement with respect to a Delayed Transfer Asset or to the extent that Buyer otherwise receives the use or benefit of a Delayed Transfer Asset, (i) such Delayed Transfer Asset shall be treated for all income Tax purposes as an asset of Buyer and (ii) neither Buyer nor Seller shall take, and each of Buyer and Seller shall prevent any of their respective Affiliates from taking, any position inconsistent with such treatment for any income Tax purposes (unless required by a change in applicable income Tax law or a good faith resolution of a contest).
     Section 2.06. Purchase Price; Allocation of Purchase Price. (a) The purchase price (the “Purchase Price”) for the Purchased Assets shall be the sum of (i) the Adjusted Cash Amount, (ii) the Inventory Value and (iii) the Aggregate Capital Expenditures Amount. The Purchase Price shall be paid as provided in Section 2.07 and shall be subject to adjustment as provided in Sections 2.08, 2.09 and 2.10.
     (b) As promptly as practicable, but not later than 60 days after the Closing, Buyer shall deliver to Seller a statement (the “Allocation Statement”), allocating the Purchase Price (plus Assumed Liabilities, to the extent properly taken into account under Section 1060 of the Code) among the Purchased Assets in accordance with Section 1060 of the Code (the “Allocation”). If within 30 days after the delivery of the Allocation Statement Seller notifies Buyer in writing that Seller objects to the allocation set forth in the Allocation Statement, Buyer and Seller shall use commercially reasonable efforts to resolve such dispute within 30 days. In the event that Buyer and Seller are unable to resolve such dispute within 30 days Buyer and Seller shall jointly retain a nationally recognized accounting firm (the “Accounting Referee”) to resolve the disputed items. Upon resolution of the disputed items, the allocation reflected on the Allocation Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of the Accounting Referee shall be borne equally by Buyer and Seller.
     (c) Seller and Buyer agree to (i) be bound by the Allocation Statement and (ii) act in accordance with the Allocation in the preparation, filing and audit of any Tax return (including filing Form 8594 with its federal income Tax return for the taxable year that includes the date of the Closing).
     (d) If an adjustment is made with respect to the Purchase Price pursuant to Section 2.08 or, after the Closing, Section 2.08, Section 2.09, Section 2.10 or Section 12.02, the Allocation Statement shall be adjusted in accordance with Section 1060 of the Code and as mutually agreed by Buyer and Seller. In the event that an agreement is not reached within 30 days after the determination of the applicable adjustment, any disputed items shall be resolved in the manner described in Section 2.06(b). Buyer and Seller agree to file any additional information return required to be filed pursuant to Section 1060 of the Code and to treat the Allocation Statement as adjusted in the manner described in Section 2.06(b).

     (e) Not later than 30 days prior to the filing of their respective Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its Form 8594.
     (f) No later than 20 Business Days prior to Closing, Seller shall deliver to Buyer a proposed schedule (the “Proposed Wisconsin Tax Schedule”) that, for purposes of computing the amount of “real estate transfer fees” required by the state of Wisconsin to be paid on the sale of the Purchased Assets (the “Wisconsin Real Estate Transfer Fees”), sets forth either (i) the percentage of the Purchase Price that will be allocated to those Purchased Assets constituting “real property” as defined under the laws of the state of Wisconsin or (ii) a methodology for determining such percentage. Buyer and Seller shall work in good faith to reach agreement on any revisions to the Proposed Wisconsin Tax Schedule and to finalize the revised Proposed Wisconsin Tax Schedule (such final schedule, the “Wisconsin Tax Schedule”) no later than 10 Business Days prior to Closing. If Buyer and Seller are unable to reach an agreement 10 Business Days prior to Closing, then Buyer and Seller shall jointly retain an Accounting Referee to resolve the dispute in accordance with the procedures set forth in Section 2.11. The Accounting Referee shall make a final determination as promptly as practicable, but in no event later than 10 days before payment of the real estate transfer fees described in the Wisconsin Tax Schedule are due pursuant to Applicable Law. Upon resolution of the dispute, the percentage or methodology (as applicable) set forth in the Wisconsin Tax Schedule shall be adjusted to reflect such resolution, and Buyer and Seller agree to be bound by such adjusted Wisconsin Tax Schedule. Adjustments to the Wisconsin Real Estate Transfer Fees shall be made in accordance with this Section 2.06(f) following any post-Closing adjustments to the Purchase Price pursuant to Section 2.08, Section 2.09 or Section 2.10.
     Section 2.07. Closing. The closing (the “Closing”) of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, as soon as possible, but in no event later than the second Business Day, after satisfaction or waiver of the conditions set forth in Article 11 (other than conditions that by their nature are to be (and will be) satisfied at Closing) or at such other time or place as Buyer and Seller may agree; provided, however, that if pursuant to the foregoing the Closing would occur on a date that is earlier than 30 days after the date Seller delivers the Interim Financial Statements to Buyer, then the Closing shall occur on the earlier of (i) the date that is 30 days (or if such date is not a Business Day, on the first Business Day after the end of such 30 day period) after the date on which Seller delivers the Interim Financial Statements to Buyer and (ii) the first Business Day after the day on which Buyer consummates the Financing. The Closing shall be deemed to be effective as of 11:59:59 p.m. Central time on the Closing Date. At the Closing:
     (a) Buyer shall deliver to Seller (and/or one or more Subsidiaries of Seller as directed by Seller) an amount in cash equal to the sum of (i) the Cash

Amount as adjusted by the Estimated Closing Proration Adjustment Amount, (ii) the Estimated Inventory Value, (iii) Seller’s good faith estimate of the Aggregate Capital Expenditures Amount (the “Estimated Aggregate Capital Expenditures Amount”) (which good faith estimate will be delivered by Seller to Buyer no later than 5 Business Days prior to Closing) and (iv) if applicable, the Initial Hydrocarbon Inventory Tax Amount, in immediately available funds by wire transfer to such account(s) of Seller and/or its Subsidiaries as designated by Seller, by notice to Buyer, not later than 2 Business Days prior to the Closing Date (or if not so designated, then by certified or official bank check payable in immediately available funds to the order of Seller and/or the applicable Subsidiaries in such amount).
     (b) Seller and/or its Subsidiaries and Buyer shall enter into an Assignment and Assumption Agreement and Bill of Sale substantially in the form attached hereto as Exhibit A, Seller shall deliver or cause to be delivered to Buyer duly executed special warranty deed(s) substantially in the form attached hereto as Exhibit G and, subject to the provisions hereof, Seller shall deliver or cause to be delivered to Buyer such other deeds, bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary to vest in Buyer all of Seller’s and its Subsidiaries’ right, title and interest in, to and under the Purchased Assets (it being expressly understood that such deeds, bills of sale, endorsements, consents, assignments and other instruments shall not require Seller or its Subsidiaries or any other Person to make any additional representations, warranties or covenants, express or implied, not contained in this Agreement).
     (c) Seller (and/or its applicable Subsidiaries) and Buyer shall enter into (i) the Transition Services Agreement and (ii) the Crude Supply Agreement.
     Section 2.08. Hydrocarbon Inventory and Adjustment. (a) No later than 5 Business Days prior to the Closing Date, Seller shall deliver to Buyer a certificate of Seller setting forth Seller’s good faith estimate of the Inventory Value (the “Estimated Inventory Value”). Such certificate shall also set forth Seller’s estimates of the ownership, types, characteristics and volumes, on a tank, trunk, pipeline or other location basis, of all Hydrocarbon Inventory.
     (b) Prior to the Closing, Seller and Buyer shall engage a mutually agreeable independent inspector (the “Field Inspector”). The Field Inspector shall measure the Hydrocarbon Inventory as of Closing at the respective locations of the Hydrocarbon Inventory on the Closing Date; provided that notwithstanding anything herein to the contrary, (i) the volumes of all Hydrocarbon Inventory in process units and pipeworks and the volumes of all tank sludge Hydrocarbon Inventory shall be conclusively determined as set forth on Exhibit B-1 and shall not be measured by the Field Inspector or included in the Field Inspector Report, (ii) the volumes of all In Bound Hydrocarbon Inventory and Outbound Hydrocarbon Inventory (as each such term is defined on Exhibit B-1) (together,

“In Bound / Out Bound Inventory”) shall be determined as set forth on Exhibit B-1 and shall not be measured by the Field Inspector or included in the Field Inspector Report and (iii) crude tank volume compositions shall be determined as set forth on Exhibit B-2. With respect to the Hydrocarbon Inventory measured by the Field Inspector, such Hydrocarbon Inventory shall be measured in accordance with the procedures set forth in Exhibit B-l. Buyer shall not take or permit to be taken any actions that would reduce the level of Hydrocarbon Inventory between the time of the Closing and such time that the Field Inspector completes its measurement procedures unless Buyer and Seller mutually agree upon adjustments and/or procedures to appropriately account for any such reduction. The Field Inspector shall issue a written report (the “Field Inspector Report”) to Buyer and Seller within 10 Business Days after the Closing Date setting forth the volumes and quantities of the Hydrocarbon Inventory as of the Closing (to the extent such Hydrocarbon Inventory is measured by the Field Inspector in accordance with Exhibit B-1) and such volumes and quantities shall be deemed to be final and binding on Buyer and Seller (absent manifest error). The fees and expenses of the Field Inspector shall be borne equally by Seller and Buyer.
     (c) As promptly as practicable, but in any event no later than 20 days following receipt of the Field Inspector Report, Seller shall cause to be prepared and delivered to Buyer a statement (the “Inventory Statement”), together with (where applicable) supporting calculations and information setting forth (i) the volumes and quantities of the In Bound / Out Bound Inventory as of the Closing Date and determined in accordance with Exhibit B-1 and (ii) the value of the Hydrocarbon Inventory (the “Inventory Value”) as of the Closing Date, which value shall be determined in accordance with the procedures set forth in Exhibit B-2. No later than 20 days following its receipt of the Inventory Statement Buyer shall give Seller notice of (i) its acceptance of the Inventory Statement or (ii) specific and reasonably detailed objections to the valuation and/or (to the extent expressly permitted in Exhibit B-1) the volumes set forth in the Inventory Statement (and Buyer shall be deemed to have agreed with all matters set forth in the Inventory Statement that are not objected to). If Buyer fails to give such notice before the end of such 20 day period, the Inventory Statement will be deemed final and binding upon the parties. If Buyer gives such notice to Seller of Buyer’s objection within such 20 day period, and Buyer and Seller are unable to resolve the issues in dispute within 10 days after delivery of such notice of objection, each of Buyer’s and Seller’s positions on the remaining items in dispute with respect to the computation of the Inventory Value will be submitted to an independent and qualified party mutually selected by the parties (the “Inspector”) such as an accounting firm or independent inspector, for final resolution in accordance with the procedures set forth in Section 2.11.
     (d) If the Inventory Value (as finally determined pursuant to this Section 2.08) minus the Estimated Inventory Value (such difference, the “Inventory Balance”) is greater than zero, Buyer shall pay to Seller, without offset or deduction, an amount equal to the Inventory Balance by wire transfer of immediately available funds to such account or accounts of Seller or its

Subsidiaries as may be designated by Seller. If the amount of the Inventory Balance is less than zero, then Seller shall pay, or cause to be paid, to Buyer, without offset or deduction, an amount equal to the absolute value of the Inventory Balance by wire transfer of immediately available funds to such account or accounts of Buyer as may be designated by Buyer. Any payment pursuant to this Section 2.08(d) shall be made within 5 days after the Inventory Value has been finally determined and shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Interest Rate in effect from time to time during the period from the Closing Date to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.
     (e) Each party agrees that, following the Closing, it shall not take any actions with respect to the accounting books, records, policies and procedures of itself or its Affiliates that would obstruct or prevent the preparation of the Inventory Statement as provided in this Section 2.08. From the Closing through the final determination of the Inventory Value in accordance with this Section 2.08, Seller and Buyer shall provide one another with reasonable access at all reasonable times to the personnel, properties, and books and records of the applicable refinery for purposes of determining the Inventory Value, including permitting the parties and their respective advisors to participate in the taking of the physical inventory.
     (f) Except as expressly set forth in this Section 2.08 or Section 2.11, Buyer and Seller shall each bear its own expenses incurred in connection with the preparation and review of the Inventory Statement.
     Section 2.09. Adjustments for Pro-Rated Expenses. (a) Buyer and Seller agree that the items listed in Section 2.09(a)(i) — 2.09(a)(vii) (but excluding any income Taxes and the City of Superior Fee, and without duplication) and relating to the Business or operation of the Purchased Assets shall be prorated as of the Closing, with the Seller liable to the extent such items relate to any time period prior to the Closing, and the Buyer liable to the extent such items relate to periods on (including those items arising as a result of the consummation of the transactions contemplated by this Agreement) or after the Closing (in each case, measured in the same units used to compute the item in question, or otherwise measured by calendar days), and, in accordance with Section 2.09(b), the Cash Amount shall be increased by the amount of Petty Cash and by the pro-rated amount of all such payments made by Seller and its Subsidiaries prior to the Closing but that are attributable to periods on or after the Closing and the Cash Amount shall be decreased by the pro-rated amount of all such payments to be made by Buyer subsequent to the Closing but that are attributable to periods prior to the Closing:
     (i) personal property, real estate and occupancy Taxes, assessments and other charges, including those of the type that could give rise to a Permitted Lien or are payable in installments of which any installment is due and payable, if any, on or with respect to the Business or operation of the Purchased Assets; provided that the proration of Taxes referred to in this Section 2.09(a)(i) shall be made in accordance with Article 8;
     (ii) rent, Taxes and all other items (including prepaid services or goods not included in Hydrocarbon Inventory) payable by or to the Seller or its Subsidiaries under any Assigned Contracts;
     (iii) any permit fees, license fees, registration fees or other similar fees with respect to any Business Permits;
     (iv) sewer rents and charges for water, telephone, electricity and other utilities;
     (v) other fees or charges imposed by any Governmental Authority;
     (vi) the Prepayments (other than those set forth on Section 2.09(a)(vi) of the Seller Disclosure Schedule), it being understood that for purposes of this Section 2.09(a)(vi), any deposit or similar payment securing a performance obligation will be deemed to be a Prepayment that relates to periods after the Closing Date regardless of actual timing of the performance obligation; and
     (vii) payments under the Assigned Contracts; provided that if Seller or any of its Subsidiaries or Buyer or any of its Affiliates makes any payment to a third party pursuant to any Assigned Contract and (i) such payment is made in respect of work performed, services provided or goods delivered during a period of time that includes the Closing or (ii) the Closing occurs between the making of such payment and the performance of the work or services or delivery of goods, the parties will allocate the burden of such payment in a manner that reflects the relative benefit of such work performed, services provided or goods delivered to each party.
For the avoidance of doubt, the parties agree that for purposes of determining the pro-rations pursuant to this Section 2.09(a), the Closing Date will be included in the time period for which Seller is responsible, except to the extent the relevant matter arises as a result of the consummation of the transactions contemplated by this Agreement.
     (b) At Closing, the Cash Amount shall be increased or decreased (as applicable) by an amount equal to Seller’s good faith estimate of the amount of Petty Cash and the prorations referred to in Section 2.09(a) (such estimate, the “Estimated Closing Proration Adjustment Amount”), and a further adjustment to account for the difference between the estimated amounts and the actual amounts (the “Post-Closing Proration Adjustment Amount”) shall be made after the Closing by mutual agreement of Seller and Buyer within 45 days after the Closing Date (or 120 days of the Closing Date, in the case of prorations referred to in Section 2.09(a)(i)) and no further adjustment payment in respect of Petty Cash and such prorations shall be made thereafter. The prorations relating to a time period shall be based on the number of days in a year or other appropriate period (a) through and including the Closing Date and (b) after the Closing Date. The Seller and the Buyer agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all adjustment and proration calculations made pursuant to Section 2.09(a) and this Section 2.09(b). If Seller and Buyer are not able to mutually agree on a Post-Closing Proration Adjustment Amount within the period specified above, Buyer and Seller shall jointly retain an Accounting Referee to resolve the dispute in accordance with the procedures set forth in Section 2.11. Any post-Closing payment pursuant to this Section 2.09(b) shall be made within 5 days after the Post-Closing Proration Adjustment Amount has been finally determined, whether by mutual agreement or dispute resolution (the “Post-Closing Adjustment Date”), and shall bear interest from and including the Post-Closing Adjustment Date to but excluding the date of payment at a rate per annum equal to the Interest Rate in effect from time to time during the period from the Closing Date to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.
     Section 2.10. Adjustments For Certain Capital Expenditures. (a) Promptly following the Closing, but in no event later than 45 days thereafter, Seller shall provide Buyer with a statement setting forth in reasonable detail its calculation of the Aggregate Capital Expenditures Amount, which statement shall be accompanied by copies of the applicable vendor invoices for the expenses shown to the extent available, and such other supporting documentation as Buyer reasonably requests; it being understood that Seller shall be responsible for all payments owing to vendors for all capital expenditures reflected in such statement. Buyer shall be deemed to have agreed with the amount set forth on such statement unless Buyer notifies Seller in writing of its disagreement within 20 days of Buyer’s receipt of such statement. If Buyer so notifies Seller, Seller and Buyer shall work in good faith to resolve any such disagreement as promptly as practicable, but in any event within 10 days of such notification. If Seller and Buyer are not able to mutually agree on a determination of the Aggregate Capital Expenditures Amount within the period specified above, Buyer and Seller shall jointly retain an Accounting Referee to resolve the dispute in accordance with the procedures set forth in Section 2.11. If the Final Aggregate Capital Expenditures Amount exceeds the Estimated Aggregate Capital Expenditures Amount, Buyer shall pay promptly to Seller, without offset or deduction, the amount of such excess to such account or accounts as may be designated by Seller. If the Estimated Aggregate Capital Expenditures Amount exceeds the Final Aggregate Capital Expenditures Amount, Seller shall promptly pay to Buyer, without offset or deduction, the amount of such excess to such account or accounts as may be designated by Buyer. As used herein, “Final Aggregate Capital Expenditures

Amount” means the amount set forth on the statement delivered by Seller pursuant to this Section 2.10 (if Buyer does not notify Seller of a disagreement as set forth herein) or the Aggregate Capital Expenditures Amount that has been finally determined, whether by mutual agreement or dispute resolution.
     (b) Any payment pursuant to this Section 2.10 shall be made within 5 days after the Final Aggregate Capital Expenditures Amount has been determined and shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Interest Rate in effect from time to time during the period from the Closing Date to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.
     Section 2.11. Dispute Resolution.
     (a) In the case of any dispute submitted to an Accounting Referee or an Inspector pursuant to this Agreement, (i) the Inspector or Accounting Referee, as applicable, shall only consider those items as to which Buyer and Seller disagree, (ii) each party will furnish to the Inspector or Accounting Referee, as applicable, such work papers and other documents and information relating to the disputed issues as the Inspector or Accounting Referee, as applicable, may request and are available to such party, and will be afforded the opportunity to present to the Inspector or Accounting Referee, as applicable, any material relating to such issues and to discuss the same with the Inspector or Accounting Referee, as applicable, (iii) the Inspector’s or Accounting Referee’s determination or computation of the applicable final amount or value shall be binding and conclusive on the parties and will be deemed to be final (provided that with respect to each item in dispute, the Inspector’s or Accounting Referee’s determination or computation of the applicable final amount or value shall be within the bounds of the applicable amount or value submitted by Buyer, on the one hand, and Seller, on the other hand, with respect to such item) and judgment thereupon may be entered in any court having jurisdiction over the party against which the same is sought to be enforced and (iv) the fees and expenses of the Inspector or Accounting Referee, as applicable, for such determination will be borne by the Buyer, on the one hand, and the Seller, on the other hand, in the same proportion that the dollar amount of disputed items lost by the Buyer, on the one hand, or the Seller, on the other hand, bears to the total dollar amount in dispute that is resolved by the Inspector or Accounting Referee, as applicable.
ARTICLE 3
Representations and Warranties of Seller
     Except as set forth in the Seller Disclosure Schedule, Seller represents and warrants to Buyer as of the date hereof that:

     Section 3.01. Corporate Existence and Power. Each of Seller and each Subsidiary that is transferring any Purchased Assets hereunder is an entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization and has all corporate or other powers required to carry on its business as currently conducted. Each of Seller and each Subsidiary that is transferring any Purchased Assets hereunder is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect.
     Section 3.02. Corporate Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby are within Seller’s corporate powers and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement constitutes a valid and binding agreement of Seller enforceable against Seller in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
     Section 3.03. Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act; (ii) compliance with the matters set forth on Section 3.03 of the Seller Disclosure Schedule; (iii) compliance with any applicable requirements of the 1934 Act; and (iv) any such action or filing as to which the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.04. Noncontravention. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws or equivalent organizational documents of Seller or any Subsidiary of Seller that is transferring any Purchased Assets hereunder, (ii) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law, (iii) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit relating to the Business to which Seller or any Subsidiary of Seller that is transferring any Purchased Assets hereunder is entitled under any provision of any Contract or other instrument binding upon Seller or such Subsidiary or (iv) result in the creation or imposition of any Lien on any Purchased Asset, except for Permitted Liens, with such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.05. Financial Statements. Attached as Section 3.05 of the

Seller Disclosure Schedule are true and complete copies of the balance sheets for the Business as of December 31, 2010 and December 31, 2009 and the related statements of operations and cash flow for the years ended December 31, 2010, December 31, 2009 and December 31, 2008 (collectively, the “Business Financial Statements”). Except as disclosed in the footnotes to the Business Financial Statements, the Business Financial Statements present fairly in all material respects the financial position and results of operations and cash flow of the Business as of the dates and for the relevant periods of such statements in conformity with GAAP applied on a consistent basis throughout the periods involved. There is no liability or obligation of any kind, whether accrued, absolute, fixed, contingent, or otherwise, relating to the Purchased Assets and the Business that is not reflected or reserved against in the Balance Sheet, other than (i) liabilities incurred in the Ordinary Course of Business since December 31, 2010, (ii) any such liabilities or obligations that would not be required to be presented on the face of financial statements prepared in conformity with GAAP, in a manner consistent with past practice, in the preparation of the Business Financial Statements, (iii) any such liabilities or obligations that would not reasonably be expected to be material to the Business, taken as a whole or (iv) any such liabilities or obligations under any Assigned Contract, other than as a result of Seller’s or its Subsidiaries’ breach of any Assigned Contract prior to Closing.
     Section 3.06. Absence of Certain Changes. (a) Since the Balance Sheet Date, the Business has in all material respects been conducted in the Ordinary Course of Business and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     (b) From the Balance Sheet Date until the date hereof, there has not been any action taken by Seller or its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 5.01(a), Section 5.01(b), or (to the extent relating to any of the foregoing Sections) Section 5.01(j).
     Section 3.07. Material Contracts. (a) Except as set forth on Section 3.07(a) of the Seller Disclosure Schedule, as of the date hereof neither Seller nor any of its Subsidiaries is a party to or bound by any of the following relating exclusively to the Business:
     (i) any lease of personal property providing for annual rentals of $2,000,000 or more that cannot be terminated on not more than 60 days’ notice without payment by Seller or any of its Subsidiaries of any material penalty;
     (ii) any Purchase Agreements (other than agreements for the purchase of any materials, supplies or goods on a spot market basis) providing for either (A) annual payments by Seller or any of its Subsidiaries of $2,000,000 or more or (B) aggregate payments by Seller or any of its Subsidiaries of $4,000,000 or more, in each case other than any Purchase Agreement (i) that can be terminated on not more than 60 days’ notice without payment by Seller or any of its Subsidiaries of any material penalty or (ii) with respect to which no delivery or payment obligations remain outstanding;
     (iii) any Supply Agreements (other than agreements for the sale of any materials, supplies or goods on a spot market basis) that provides for annual payments to Seller or any of its Subsidiaries of $2,000,000 or more or aggregate payments to Seller or any of its Subsidiaries of $4,000,000 or more, in each case other than any Supply Agreement (i) that can be terminated on not more than 60 days’ notice without payment by Seller or any of its Subsidiaries of any material penalty or (ii) with respect to which no delivery or payment obligations remain outstanding;
     (iv) any material partnership, joint venture or other similar agreement or arrangement;
     (v) any agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise);
     (vi) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $2,000,000;
     (vii) any agreement that materially limits the freedom of Seller or any of its Subsidiaries to compete in any line of business or with any Person or in any area;
     (viii) any material Seller PMPA Franchise Agreement; or
     (ix) other than Real Property Leases, Purchase Agreements and Supply Agreements, any other agreement, commitment or arrangement not otherwise referred to in Sections 3.07(a)(i) — 3.07(a)(viii) (whether or not in excess of the dollar thresholds set forth in such sections), including any agreements with Business Contractors, that has a term greater than one year and requires payments in excess of $500,000 per contract year or aggregate payments in excess of $2,500,000 (in each case other than such agreements (i) that can be terminated on not more than 60 days’ notice without payment by Seller or any of its Subsidiaries of any material penalty or (ii) with respect to which no delivery or payment obligations remain outstanding).
     (b) Except as set forth on Section 3.07(b) of the Seller Disclosure Schedule and other than agreements (i) for the purchase or sale of any materials,

supplies or goods on a spot market basis or (ii) with respect to which no delivery or payment obligations remain outstanding, as of the date hereof neither Seller nor any of its Subsidiaries is a party to or bound by any material Intra-Company Agreement.
     (c) Each agreement, commitment or arrangement required to be disclosed pursuant to Section 3.07(a) (each, a “Material Contract”) is a valid and binding agreement of Seller or one of its Subsidiaries and is in full force and effect, and none of Seller or any of its Subsidiaries or, to the knowledge of Seller, any other party thereto is in default or breach in any respect under the terms of any such Material Contract, except for any such failures to be valid and binding or in full force and effect, defaults or breaches which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.08. Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or to the knowledge of Seller, threatened against, Seller or any of its Subsidiaries with respect to the Business before any arbitrator or any Governmental Authority which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.
     Section 3.09. Compliance with Laws and Court Orders. Neither Seller nor any of its Subsidiaries is in violation of any Applicable Law relating to the Purchased Assets or the conduct of the Business, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.10. Properties. (a) Sections 2.01(a) and 2.01(b) of the Seller Disclosure Schedule correctly identify all real property owned in fee by Seller or its Subsidiaries and all property leased by Seller or its Subsidiaries, respectively, used or held for use exclusively in the operation of the Business (collectively, the “Real Property”).
     (b) Seller or one of its Subsidiaries has good and (with respect to owned interests in real estate) marketable (subject to any Permitted Liens) title to, or in the case of any Leased Real Property or leased personal property, has valid leasehold interests in, all Purchased Assets, except for properties and assets sold in the Ordinary Course of Business or where the failure to have such good and marketable title or valid leasehold interest would not reasonably be expected to be material to the Business. No Purchased Asset is subject to any Lien, except:
     (i) Liens disclosed on Section 3.10(b)(i) of the Seller Disclosure Schedule;
     (ii) Liens disclosed on the Balance Sheet or notes thereto or securing liabilities reflected on the Balance Sheet or notes thereto;
     (iii) Liens for taxes, assessments and similar charges that are not yet due or are being contested in good faith;
     (iv) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the Ordinary Course of Business or that are not yet due and payable or are being contested in good faith and for which adequate reserves have been made;
     (v) undetermined or inchoate liens or charges constituting or securing the payment of expenses which were incurred incidental to the conduct of the operations of the Business or the operation of the Purchased Assets;
     (vi) Liens created by law or which arise from leases, easements, rights-of-way or other real property interests for compliance with the terms of such leases, easements, rights-of-way or other real property interests (including the payment of rental fees or other charges); provided, that the same individually and in the aggregate do not materially interfere with the operation or use of the Purchased Assets or the Business as currently operated;
     (vii) all reservations of record of minerals (without right of surface entry) in and under or that may be produced from any of the lands constituting part of the Real Property or on which any of the Purchased Assets are located;
     (viii) all easements, rights-of-way and restrictive covenants of record, and all discrepancies, shortages in area, conflicts in boundary lines, encroachments or protrusions, or overlapping of improvements, defects, irregularities and other matters affecting the Real Property or the Facilities which (A) individually and in the aggregate do not materially detract from the value of the Purchased Asset as currently used or materially interfere with the operation or use of the Purchased Asset or the Business as currently operated and (B) would not reasonably be expected to be material to the Business;
     (ix) any defect that has been cured by applicable statutes of limitations or statutes for prescription;
     (x) any defect affecting (or the termination or expiration of) any easement, right-of-way, leasehold interest, license or other real property interest which is replaced prior to Closing at Seller’s sole cost by an easement, right-of-way, leasehold interest, license or other real property interest constituting part of the Purchased Assets covering substantially the same rights to use the land or the portion thereof used by Seller or its Subsidiaries in connection with the operation of the Business or Facilities;

     (xi) rights reserved to or vested in any Governmental Authority to control or regulate any of the Purchased Assets or the operations of the Business or Facilities and any rights under Applicable Law, including any building or zoning ordinances;
     (xii) existing leases, licenses and similar agreements to the extent such constitute Assigned Contracts;
     (xiii) acts done or suffered to be done by, and judgments against, Buyer or its Affiliates and those claiming by, through or under Buyer or its Affiliates;
     (xiv) any agreement or contract entered into by the parties in accordance with the terms of this Agreement;
     (xv) all matters of record as of the date hereof, but excluding any monetary Liens, purchase options and rights of first refusal;
     (xvi) Liens incurred in the Ordinary Course of Business since the Balance Sheet Date; or
     (xvii) other Liens which (A) individually and in the aggregate do not materially detract from the value of the Purchased Asset as currently used or materially interfere with the operation or use of the Purchased Asset or the Business as currently operated and (B) would not reasonably be expected to be material to the Business (clauses (i) — (xvii) of this Section 3.10(b) are, collectively, the “Permitted Liens”).
     (c) Except for services provided pursuant to the Transition Services Agreement (and the assets related thereto), the Purchased Assets and the rights provided to Buyer pursuant to Article 10 (subject to the limitations set forth therein, including Section 10.03(c)) constitute all of the material property and assets owned or leased by Seller or its Subsidiaries necessary to or used exclusively in the conduct of the Business and are generally adequate to conduct the Business as currently conducted. For the avoidance of doubt, the failure to obtain any consent, approval, waiver or authorization required in connection with any transfer or assignment to Buyer of a Purchased Asset shall not in and of itself constitute a breach of this Section 3.10(c) or any other representation or warranty in this Agreement. There are no assets, licenses, Contracts or Permits which are material to the Business, taken as a whole, that are used or held for use primarily but not exclusively in connection with the Business, except for those set forth on Section 3.10(c) of the Seller Disclosure Schedule under the heading “Non-Exclusive Assets”. For the avoidance of doubt, all tangible Equipment and inventories located at the Facilities shall be deemed to be used exclusively in the Business.
     (d) Each of the Real Property Leases and Easements is a valid and binding agreement of Seller or one of its Subsidiaries and is in full force and effect, and none of Seller or any of its Subsidiaries or, to the knowledge of Seller, any other party thereto, is in default or breach in any respect under the terms of any such Real Property Lease or Easement, nor, to the knowledge of Seller, has any event occurred that with the passage of time or the giving of notice or both would create a default under the terms of any such Real Property Lease or Easement by any party thereto, except for any such failures to be valid and binding or in full force and effect, defaults or breaches which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     (e) Except as would not reasonably be expected to be material to the Business, Seller has not received any written notice (i) for assessments for public improvements against any of the Owned Real Property, Leased Real Property or Easements or (ii) regarding any pending condemnation, eminent domain or similar proceeding affecting all or any portion of any of the Owned Real Property, Leased Real Property or Easements.
     Section 3.11. Intellectual Property. (a) Section 3.11(a) of the Seller Disclosure Schedule contains a list of all material registrations and applications for registration included in the Owned Intellectual Property Rights and the Franchise Licensed Marks.
     (b) Section 3.11(b) of the Seller Disclosure Schedule sets forth a list of all agreements as to which Seller or any of its Subsidiaries is a party and pursuant to which any Person is authorized to use any material Owned Intellectual Property Right or any material Franchise Licensed Mark.
     (c) No Owned Intellectual Property Right or Franchise Licensed Mark is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by Seller or any of its Subsidiaries with respect to the Business or restricting the licensing thereof by Seller or any of its Subsidiaries to any Person, except for any judgment, injunction, order, decree or agreement which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     (d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the conduct of the Business, as currently conducted, does not infringe or otherwise violate the Intellectual Property Rights of any Person and (ii) to the knowledge of Seller, no Person has infringed or otherwise violated any Owned Intellectual Property Right or Franchise Licensed Mark.
     Section 3.12. Insurance Coverage. Seller and/or its Subsidiaries maintain adequate insurance coverage in accordance with reasonable commercial standards, including material insurance policies and fidelity bonds, in each case in respect of the Purchased Assets and the business and operations of the Business and its employees. Excluding insurance policies that have expired and have been replaced in the Ordinary Course of Business, no material insurance policy held Seller or its Subsidiaries and applicable to the Purchased Assets or the Business has been cancelled within the last 2 years prior to the date hereof. Section 3.12 of the Seller Disclosure Schedule contains, as of the date hereof, an accurate and complete list of all material outstanding claims to the extent relating to the Purchased Assets or the Business under the insurance policies held by Seller or its Subsidiaries and applicable to the Purchased Assets or the Business.
     Section 3.13. Finders’ Fees. Except for Goldman, Sachs & Co., whose fees will be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
     Section 3.14. Employees; Labor Issues. (a) Section 3.14(a) of the Seller Disclosure Schedule sets forth a true and complete list as of the date hereof of the names, titles, annual salaries and most recent annual bonus of all Business Employees whose annual base salary exceeds $150,000.
     (b) Other than the Collective Bargaining Agreement, there is no collective bargaining agreement or other labor agreement with any union, labor organization or employee association to which Seller or any of its Subsidiaries are a party covering any Business Employees. To the knowledge of Seller, as of the date hereof, there is no effort, activity or proceeding of any union, labor organization or employee association (or a representative thereof) to organize any Business Employees. As of the date hereof, (i) there are no pending or, to the knowledge of Seller, threatened, labor strikes, walkouts, work stoppages, slowdowns or lockouts with respect to Business Employees and (ii) there are no disputes with respect to the Business Employees except as would not reasonably be expected to be material to the Business, taken as a whole.
     (c) Seller is and has been for the past 5 years in compliance in all material respects with all, and to the knowledge of Seller, is not under investigation with respect to and has not been threatened to be charged with or given notice of any material violation of any, Applicable Laws pertaining to labor and employment and related to the ownership and operation of the Purchased Assets or the Business, including but not limited to employment practices, terms and conditions of employment, payment of compensation, Contracts of employment, collective bargaining, non-discrimination and affirmative action, plant closing and mass layoff, family and medical leave, immigration, health and safety, wages and hours, payment of unemployment benefits and taxes and workers’ compensation, including but not limited to Title VII of the Civil Rights Act of 1964, the Equal Pay Act, Executive Order 11246 and its implementing regulations, the Fair Labor Standards Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Older Worker Benefit Protection Act, the Family Medical Leave Act (“FMLA”), the Worker Adjustment and Retraining Notification Act (the “WARN Act”) and any similar Laws addressing plant closings or mass layoffs, ERISA, the Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act of 1970 and its implementing regulations, as amended, and the National Labor Relations Act and the Code, in each case that would reasonably be expected to result in a material liability. Since January 1, 2005 to the date hereof, there has not been any material strike, work stoppage or slow-down.
     (d) Except as set forth on Section 3.14(d) of the Seller Disclosure Schedule, none of the Business Employees or any past employees of Seller or its Subsidiaries who were employed in the Business and located at the Facilities has a pending or, to the knowledge of Seller, threatened material claim against Seller or its Subsidiaries. Except as set forth on Section 3.14(d) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries has pending against it related to the Purchased Assets or the Business any material unfair labor practice charges or other material administrative charges, claims, grievances, actions, proceedings or lawsuits before any Governmental Authority or arbitrator arising under any Applicable Law governing employment. Except as set forth on Section 3.14(d) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries has received written or, to the knowledge of Seller, oral notice of intent of any Governmental Authority responsible for the enforcement of any labor or employment laws, regulations or executive orders to conduct an investigation or review with respect to Seller’s employment policies or practices that would reasonably be expected to result in a liability which would be material to the Business, taken as a whole.
     (e) Except as set forth on Section 3.14(e) of the Seller Disclosure Schedule, Seller has no employment agreement or other arrangement with any of the Business Employees that provide for anything other than at-will employment; and unless set forth on Section 3.14(e) of the Seller Disclosure Schedule, all Business Employees are terminable at will and no severance or other amounts are payable to such employees upon termination of employment, other than with respect to vested rights under applicable benefit plans. Any material Contract relating to the employment of any Business Employee pursuant to which Seller or any of its Subsidiaries is or may become obligated to make any material severance, termination, change of control, bonus or relocation payment is included on Section 3.14(e) of the Seller Disclosure Schedule. Except with respect to wages, severance, employee benefits and other employment related obligations accrued in the Ordinary Course of Business, Seller is not indebted to or a creditor of any Business Employee. Neither Seller nor any of its Subsidiaries is in material breach of any existing employment or independent contractor Contract related to the Business and, as of the date hereof, has not received written notice that any management-level Business Employee intends to terminate his or her employment with Seller, whether in connection with this transaction or not.
     Section 3.15. Employee Benefit Plans. (a) Seller has made available to Buyer a list of and copies of each material written “employee benefit plan”, as defined in Section 3(3) of ERISA, each material written employment, severance or similar contract, plan, arrangement or policy and each other material written plan or arrangement (and a written descriptions of the terms and conditions of each material unwritten plan, Contract or policy) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by Seller or any of its ERISA Affiliates and covers any Business Employee or any beneficiary thereof (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been made available to Buyer, together with, to the extent applicable with respect to each such plan or trust, (i) the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and Form 990, if applicable, (ii) the most recent actuarial valuation, (iii) the most recent summary plan description and any summaries of material modifications thereto, and (iv) any trust agreement, funding agreement or insurance policy (and any amendments thereto). Such plans, Contracts and policies are set forth on Section 3.15(a) of the Seller Disclosure Schedule and referred to collectively herein as the “Employee Plans”.
     (b) None of Seller, any ERISA Affiliate of Seller and any predecessor thereof, sponsors, maintains or contributes to, or has any material liability or obligation under or relating to, or has in the past 6 calendar years sponsored, maintained or contributed to, a Title IV Plan.
     (c) None of Seller, any ERISA Affiliate and any predecessor thereof contributes to, or has in the past 6 calendar years contributed to, or has any material liability or obligation under or relating to, any multiemployer plan, as defined in Sections 3(37) or 4001(a)(3) of ERISA.
     (d) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and Seller is not aware of any reason why any such determination letter should be revoked or not be reissued or anything that could reasonably be expected to adversely affect the qualification of any such Employee Plan under Section 401(a) of the Code. Seller has made available to Buyer copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan.
     (e) Seller has no current or projected material liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current Business Employees, except as required to avoid excise tax under Section 4980B of the Code.
     (f) With respect to the Union DB Plan (as defined in Section 9.04(b)): (i) no liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred (other than for premiums not yet due); (ii) no notice of intent to terminate the Union DB Plan has been filed with the PBGC or distributed to participants therein and no amendment terminating any such Pension Plan has been adopted; (iii) no proceedings to terminate the Union DB Plan instituted by the PBGC are pending or threatened, and no event or condition has occurred which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, the Union DB Plan; (iv) the Union DB Plan is not in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (v) no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the within the last six years; (vi) no Lien has arisen or would reasonably be expected to arise as a result of actions or inactions that occurred prior to the Closing Date under ERISA or the Code on the assets of Seller; (vii) there has been no cessation of operations at a facility subject to provisions of Section 4062(e) of ERISA within the last six years; and (viii) the Union DB Plan is not a multiple employer pension plan subject to Section 4063 or 4064 of ERISA.
     (g) Seller has no announced plan or legally binding commitment to (i) create any additional Employee Plan which is intended to cover any Business Employees or (ii) amend or modify any Employee Plan, in each case with respect to an Employee Plan, (x) that is expressly assumed by or provided to be transferred to Buyer pursuant to Article 9 in such a manner as to increase the cost of such Employee Plan, or (y) to the extent that such announced plan or legally binding commitment would increase the cost to Buyer of complying with its obligations to maintain compensation and benefits as provided in Section 9.02 hereof.
     (h) Section 3.15(h)(i) of the Seller Disclosure Schedule sets forth each Employee Plan that is a medical or dental benefits plan or life, death, disability, accident or sickness insurance policy maintained by Seller for the benefit of the Union Employees (each, a “Union Welfare Plan”). Except as set forth in Section 3.15(h)(ii) of the Seller Disclosure Schedule, (i) each Union Welfare Plan covers only Union Employees and their beneficiaries, and (ii) all benefits under each Union Welfare Plan are provided on a fully insured basis pursuant to an insurance contract maintained by Seller in connection with such Union Welfare Plan. No Union Welfare Plan is a multiemployer plan, as defined in Section 3(37) of ERISA.
     Section 3.16. Environmental Compliance. (a) Except as disclosed on Section 3.16 of the Seller Disclosure Schedule or for matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:
     (i) Seller’s, or, as applicable, its Subsidiaries’ ownership of the Purchased Assets and operation of the Business as presently owned and operated are in compliance with all applicable Environmental Laws;
     (ii) (A) no written notice, order, request for information, complaint or penalty has been received by Seller or any of its Subsidiaries, and (B) there are no actions, suits or proceedings pending or, to the knowledge of Seller, threatened before any arbitrator or any Governmental Authority, in the case of each of (A) and (B), that allege a violation of or liability under any Environmental Law and relate to the Purchased Assets, Real Property or the Business;
     (iii) Seller has obtained or caused to be obtained all Permits required under any Environmental Law that are necessary for the operation of the Purchased Assets and Real Property;
     (iv) neither Seller nor any of its Subsidiaries is in violation of the terms of such Permits or, with respect to the operation of the Purchased Assets, Real Property and Business, any applicable Environmental Law; and
     (v) to the knowledge of Seller, Seller has made available (or otherwise made available summaries thereof) to Buyer all final, written investigations, reports, audits, and similar documents within its possession or control dated during the 3 years prior to the date hereof and relating to (A) the Purchased Assets or the Business and (B) compliance with or liability under any Environmental Law or the release of Hazardous Materials, except for such investigations, reports, audits and documents that (Y) are privileged or (Z) relate to routine matters with respect to which there is no material non-compliance.
     (b) Except as set forth in this Section 3.16 and Section 3.17 (Permits), no representations or warranties are being made with respect to matters arising under or relating to Environmental Laws, any spill, release, emission, discharge, disposal or recycling of, or exposure to, Hazardous Materials or other environmental matters. Seller makes no representation or warranty as to compliance by Seller, its Subsidiaries or the Business with Fuel Regulations.
     Section 3.17. Permits. Seller or its Subsidiaries have all material Permits required to carry on the Business as now conducted. Section 3.17 of the Seller Disclosure Schedule lists each material Business Permit (including each such Business Permit required by Environmental Law). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Business Permit is valid and in full force and effect and

(ii) neither Seller nor any of its Subsidiaries is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, any such Business Permit. No representation or warranty is being made by Seller hereunder that any Business Permit can be assigned or transferred to Buyer at Closing or that any Business Permit can be maintained by Buyer from and after Closing.
     Section 3.18. Tax Matters. (a) Seller or its Subsidiaries have (i) duly and timely filed or caused to be filed all material Tax returns (or appropriate extensions) required to be filed by them with respect to the Business and the Purchased Assets and each such return is true, correct and complete in all material respects and (ii) timely paid all Taxes required to be paid on or prior to the date this representation is made, the non-payment of which would result in a Lien on any Purchased Asset.
     (b) There are no currently proposed or pending adjustments, audits or examinations by any Taxing Authority in connection with any Taxes relating to the Purchased Assets, and no waiver or extension of any statute of limitations applies with respect to any Tax matter relating to the Purchased Assets, in each case, that would result in a liability to Buyer.
     (c) There are no rulings, closing agreements, or similar agreements with any Taxing Authority that could reasonably be expected to materially increase the Taxes imposed with respect to the Purchased Assets for any period ending after the Closing Date.
     (d) Seller or its Subsidiaries have established, in accordance with GAAP applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay, all Taxes which arise from or with respect to the Purchased Assets or the operation of the Business and are incurred in or attributable to the Pre-Closing Tax Period.
     Section 3.19. Suppliers. Section 3.19 of the Seller Disclosure Schedule sets forth a complete and accurate list of the 10 largest suppliers of materials, products or services to Seller and its Subsidiaries in connection with the Business (measured by the aggregate dollar amount purchased from all such suppliers) during 2010. As of the date hereof, to the knowledge of Seller, the relationships of Seller and its Subsidiaries with the suppliers listed on Section 3.19 of the Seller Disclosure Schedule are good in connection with the Business. Since January 1, 2011 through the date hereof, none of such suppliers has cancelled or terminated or otherwise materially altered (excluding (i) increases in the prices charged for supplies, materials, products or services and (ii) terminations of Contracts pursuant to the terms thereof other than due to a breach by Seller or its Subsidiaries) such arrangements, notified Seller or any of its Subsidiaries in writing of any intention to do any of the foregoing, or otherwise threatened in writing to cancel, terminate or seek to materially alter its relationship with Seller and its Subsidiaries, in each case, in connection with the Business.

     Section 3.20. Customers. Section 3.20 of the Seller Disclosure Schedule sets forth (a) a complete and accurate list of the names of the 10 largest customers of the Business excluding Seller and its Subsidiaries, measured by the aggregate dollar amount of products, goods and services purchased from Seller during 2010 (collectively, the “Customers”) and (b) a complete and accurate list, in all material respects, of the amount for which each Customer was invoiced during such period. Except as set forth on Section 3.20 of the Seller Disclosure Schedule, since January 1, 2011 through the date hereof, Seller has not received any written notice that any such Customer has ceased, or will cease, to purchase those types of products included in current and active programs for such Customer.
ARTICLE 4
Representations and Warranties of Buyer
     Except as set forth in the Buyer Disclosure Schedule, Buyer represents and warrants to Seller as of the date hereof that:
     Section 4.01. Corporate Existence and Power. Buyer is a limited partnership duly formed, validly existing and in good standing under the laws of its jurisdiction of organization and has all corporate or similar powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Buyer is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except where the failure to be so qualified or to be in good standing would not reasonably be expected to materially impede or delay the Closing or the performance by Buyer of its obligations hereunder.
     Section 4.02. Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate or similar powers of Buyer and have been duly authorized by all necessary corporate or similar action on the part of Buyer. This Agreement constitutes a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
     Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act; (ii) compliance with any applicable requirements of the 1934 Act; and (iii) other actions or filings that, individually or in the aggregate, would not reasonably be expected to materially impede or delay the Closing or the performance by Buyer of its obligations hereunder.

     Section 4.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any of the governing documents of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any Lien on any asset of Buyer, with such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to materially impede or delay the Closing or the performance by Buyer of its obligations hereunder.
     Section 4.05. Financing. Buyer has, and will have at Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder. The consummation of the transactions contemplated by this Agreement by Buyer (including the payment of the Purchase Price and any other amounts to be paid hereunder) is not conditioned on the receipt by Buyer of any financing.
     Section 4.06. Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against, Buyer before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.
     Section 4.07. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
     Section 4.08. Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer complete and open access to the key employees, documents and facilities of the Business. Buyer will undertake prior to Closing such further investigation and request such additional documents and information as it deems necessary. Notwithstanding anything contained to the contrary in any other provision of this Agreement or any document delivered by Seller in connection herewith, Buyer acknowledges and agrees that Seller is not making any representation or warranty whatsoever, express, implied, statutory or otherwise, except as expressly set forth in this Agreement. Buyer acknowledges and agrees that the Purchased Assets are sold “as is”, “where is” and “with all faults” and Buyer agrees to accept the Purchased Assets and the Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, including environmental matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that Seller makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or the future business and operations of the Business or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Business, except as expressly set forth in this Agreement.
ARTICLE 5
Covenants of Seller
     Seller agrees that:
     Section 5.01. Conduct of the Business. From the date hereof until the Closing Date, Seller and its Subsidiaries shall in all material respects conduct the Business in the Ordinary Course of Business (including routine maintenance and routine preventative maintenance, and in material compliance with Applicable Law) and shall use their respective commercially reasonable efforts to preserve intact the Purchased Assets, the Business and its relationships with employees, agents, lessors, suppliers, customers and other third parties having business dealings with the Business, and to keep available the services of the present employees of the Business. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as disclosed on Section 5.01 of the Seller Disclosure Schedule or as expressly contemplated hereby, neither Seller nor any of its Subsidiaries will, in each case with respect to the Business, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed):
     (a) acquire a material amount of assets from any other Person (other than acquisitions of any materials, supplies or goods on a spot market basis in the Ordinary Course of Business);
     (b) sell, lease, license or otherwise dispose of, or grant any right or Lien, except Permitted Liens, with respect to any Purchased Assets except (i) pursuant to existing Contracts or (ii) otherwise in the Ordinary Course of Business;

     (c) (i) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the conduct of the Business or that could, after the Closing Date, limit or restrict in any material respect the Business, Buyer or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person or (ii) enter into, amend or modify in any material respect or terminate any Material Contract other than in the Ordinary Course of Business;
     (d) (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any Business Employee, (ii) increase benefits payable under any existing severance or termination pay policies or employment agreements with any Business Employee, (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Business Employee, (iv) establish, adopt or amend any Employee Plan or any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any Business Employee, or (v) increase the compensation, bonus or other benefits payable to any Business Employee, in each case referred to in clauses (i) — (v), other than (A) as expressly required by the provisions of any Employee Plan, (B) in the Ordinary Course of Business, (C) as required by Applicable Law, (D) as required by the terms of any Material Contract set forth on the Seller Disclosure Schedule or any Collective Bargaining Agreement or (E) as set forth on Section 5.01(d) of the Seller Disclosure Schedule;
     (e) enter into any settlement of any pending or threatened litigation or claim, or enter into any amendment of any existing settlement agreement, to the extent such settlement or amendment will materially interfere with or impose material additional cost in connection with the Buyer’s ownership or operation of the Purchased Assets or any portion of the Business from and after the Closing;
     (f) other than the Consent Decree Modification, consent to the entry of (or amendment to) any decree, judgment or order by any Governmental Authority, or enter into (or amend) any other agreements with any Governmental Authority, in each case to the extent such decree, judgment, order or agreement (or amendment) will materially interfere with or impose material additional costs in connection with Buyer’s ownership or operation of the Purchased Assets or any portion of the Business from and after the Closing;
     (g) fail to maintain the Facilities in the Ordinary Course of Business;
     (h) fail to maintain insurance on the Purchased Assets at levels equal to or superior to existing insurance including with respect to coverage, deductibles or any other material terms, subject to commercially reasonable variations in coverage in connection with renewals for expiring insurance policies;
     (i) fail to maintain levels of catalysts, supplies and spare parts at the levels maintained in the Ordinary Course of Business; or
     (j) agree or commit to do any of the foregoing.
     Section 5.02. Access. (a) From the date hereof until the Closing Date, Seller will (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of Seller and its Subsidiaries relating to the Business, (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request, (iii) instruct the employees, counsel and financial advisors of Seller to cooperate with Buyer in its investigation of the Business and (iv) permit Buyer reasonable access (on reasonable prior notice and during normal business hours) to the refinery property for, at Buyer’s sole cost and expense, the purpose of installing telecom and data lines necessary to Buyer’s operation of the Purchased Assets from and after the Closing, provided that (A) such telecom and data lines shall not be physically connected to Seller’s systems until at or after the Closing and (B) if the Closing does not occur, Buyer shall (at its sole cost and expense, including any cost or expense of restoring the property to its prior state) promptly remove (and Seller shall permit Buyer to remove) such telecom and data lines from the Purchased Assets. Any investigation or other action by Buyer or its employees, advisors or representatives pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller and its Subsidiaries. Notwithstanding the foregoing, Buyer may not under any circumstances conduct or cause to be conducted any sampling or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media at any property related to the Seller or its Subsidiaries or the Business, including the Purchased Assets, the Facilities and the Real Property. Buyer bears the risk of injury to any of its employees, advisors or representatives who are provided access to the offices or properties of Seller or its Subsidiaries hereunder, and shall indemnify, defend and hold Seller and its Affiliates harmless for all Damages resulting from Buyer’s or its employees’, advisors’ or representatives’ access to the offices or properties of Seller or its Subsidiaries provided hereunder.
     (b) On and after the Closing Date, Seller and its Subsidiaries will afford promptly to Buyer and its agents reasonable access to their respective books of account, financial and other records, information, employees and auditors to the extent necessary or useful for Buyer in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Business; provided that any such access by Buyer shall not unreasonably interfere with the conduct of the business of Seller or any of its Subsidiaries.
     (c) Notwithstanding anything in this Section 5.02 to the contrary, but subject to Section 2.02(o), Buyer shall not have access to (i) personnel records of Seller relating to individual performance or evaluation records or medical histories, (ii) materials entitled to legal privilege (or which could jeopardize the attorney-client privilege of Seller or its Subsidiaries), (iii) materials with respect to which Seller or its Subsidiaries owe an obligation of confidentiality to a third party or (iv) other information which in Seller’s good faith opinion is sensitive or could reasonably be expected to subject Seller or any of its Subsidiaries to the risk of liability. The parties shall endeavor in good faith to make appropriate substitute disclosure arrangements, if practicable, in a manner that does not give rise to any of the circumstances referred to in the preceding sentence.
     Section 5.03. Notices of Certain Events. Seller shall promptly notify Buyer of any written or oral notice or other written or oral communication (or site visit) from:
     (a) any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
     (b) any Governmental Authority in connection with the transactions contemplated by this Agreement;
     (c) any Person regarding the initiation or threat of initiation of any actions, suits, investigations or proceedings relating to or otherwise affecting the Seller, the Purchased Assets or the Business that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.08; and
     (d) any Person regarding the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be reasonably likely to cause any condition to the obligations of Buyer to consummate the transactions contemplated hereby not to be satisfied.
ARTICLE 6
Covenants of Buyer
     Buyer agrees that:
     Section 6.01. Access. On and after the Closing Date, Buyer will afford promptly to Seller and its agents reasonable access to its properties, books, records, employees and auditors to the extent necessary to permit Seller to determine any matter relating to its rights and obligations hereunder or regarding the Business for any period ending on or before the Closing Date; provided that any such access by Seller shall not unreasonably interfere with the conduct of the business of Buyer.
     Section 6.02. Release and Replacement of Bonds and Guaranties. Promptly after the Closing, Buyer shall deliver to the applicable beneficiary replacement or substitute guaranties, letters of credit, bonds, security deposits, financial assurances and other surety obligations for those set forth on Section 6.02 of the Seller Disclosure Schedule (each, a “Credit Support Arrangement”), and Buyer, shall use its commercially reasonable efforts to cause the release as of the Closing Date of Seller and its Subsidiaries, in form and substance reasonably acceptable to the Seller, from all obligations relating to any such Credit Support Arrangements and any liabilities or obligations related thereto. Buyer shall indemnify, defend and hold harmless Seller and its Subsidiaries from any and all Damages relating to, resulting from, or arising out of, any Credit Support Arrangement to the extent any such Damages relate to, result from, or arise out of the use of the Purchased Assets or the operation of Business on or after the Closing Date.
     Section 6.03. Removal of Seller’s Name. Except as expressly set forth in Section 10.01(b), following the Closing, neither Buyer nor any of its Affiliates shall be entitled to adopt, employ or make any use of (i) any Trademark owned by Seller or any of its Subsidiaries, (ii) any Trademark containing or associated with the term “Murphy” or (iii) any variation or derivative of the foregoing, including anything that is confusingly similar thereto. Buyer shall, as soon as is reasonably practicable and in any event within 90 days following the Closing Date, remove, destroy or paint over, as appropriate, any trademark, service mark, trade name, logo or signage (including signs displaying the Seller’s or its Subsidiaries’ emergency contact information) indicating that the Purchased Assets were owned or operated by or otherwise affiliated with Seller or any of its Subsidiaries and not licensed to Buyer pursuant to the FIPR License (it being understood that, with respect to any such trademark, service mark, trade name, logo or signage licensed pursuant to the FIPR License, Buyer shall take the measures set forth in this sentence within 90 days following the date on which the FIPR License ceases to be applicable thereto).
     Section 6.04. Notices of Certain Events. Buyer shall promptly notify Seller of any written or oral notice or other written or oral communication (or site visit) from:
     (a) any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
     (b) any Governmental Authority in connection with the transactions contemplated by this Agreement;
     (c) any Person regarding the initiation or threat of initiation of any actions, suits, investigations or proceedings relating to or otherwise affecting Buyer that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.06; and
     (d) any Person regarding the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be reasonably likely to cause any condition to the obligations of Seller to consummate the transactions contemplated hereby not to be satisfied.

ARTICLE 7
Covenants of Buyer and Seller
     Buyer and Seller agree that:
     Section 7.01. Best Efforts; Further Assurance. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) taking such actions, making such filings and furnishing information required in connection therewith, and seeking to obtain on a timely basis any such actions, consents, approvals or waivers from such parties. No party shall be obligated to make any payment to any Person to obtain any consent, approval or waiver of such Person under any contract.
     (b) Each of Buyer and Seller shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof, (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (iii) take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Buyer shall promptly take (and shall cause its Affiliates to promptly take) any and all action necessary, including participating in and actively defending against or otherwise pursuing any litigation that may be commenced by a Governmental Authority or private party relating to this Agreement or the transactions contemplated hereby, to avoid the entry of, or to effect the dissolution of or vacate or lift, any order that would have the effect of preventing or delaying the Closing and to resolve the objections, if any, that any Governmental Authority or private party may assert under any Applicable Law with respect to the transactions contemplated by this Agreement, and, consistent with the foregoing, to avoid or eliminate each and every impediment under any Applicable Law asserted by any Governmental Authority or private party with respect to the purchase by Buyer of the Business so as to enable the Closing to occur as soon as reasonably possible.
     (c) Each of Buyer and Seller shall promptly inform the other party upon receipt of any communication from any Governmental Authority or private party regarding any of the transactions contemplated by this Agreement. If Buyer or

Seller (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request. No party shall participate in any meeting, or engage in any material substantive conversation, with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Buyer shall advise Seller promptly of any understandings, undertakings or agreements (oral or written) which Buyer proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement. For the avoidance of doubt and irrespective of whether the sale of the Business occurs, Buyer shall not require Seller or any of its Subsidiaries to, and neither Seller nor any of its Subsidiaries shall be required to, take any action with respect to any Order or any applicable Law which would bind Seller or any of its Subsidiaries.
     (d) Seller and Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in Buyer good and (to the extent applicable) marketable title to the Purchased Assets; provided that such documents, certificates, agreements, other writings or actions shall not require Seller or its Subsidiaries or any other Person to make any additional representations, warranties or covenants, express or implied, not contained in this Agreement.
     Section 7.02. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.
     Section 7.03. WARN Act. Buyer shall assume all obligations and liabilities for the provision of notice or payment in lieu of notice or any applicable penalties under the WARN Act or any similar state or local law arising as a result of the transactions contemplated by this Agreement. Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller or any of its Affiliates with respect to the WARN Act or any similar state or local law arising as a result of the transactions contemplated by this Agreement including, for the avoidance of doubt, all Damages triggered directly or indirectly by any terminations of employment initiated by Buyer or its Affiliates at any time from the Closing Date to the end of the 90 day period commencing on the first Business Day following the Closing Date.

     Section 7.04. Post-Closing Payments or Demands. Should Seller or any of its Subsidiaries, after Closing, receive payments to which the Buyer or any of its Affiliates is entitled pursuant to this Agreement, then the Seller or its applicable Subsidiaries shall, within 30 days of receipt of the same, forward such payments to Buyer, and should Buyer or any of its Affiliates, after Closing, receive payments to which Seller or any of its Subsidiaries is entitled pursuant to this Agreement, then Buyer or its applicable Affiliates, within 30 days of receipt of the same, shall forward such payments to, or as directed by, Seller. If any demand is made on Buyer or its Affiliates after Closing to pay any invoice or other obligation contracted or incurred by Seller or any of its Subsidiaries prior to Closing in the operation of the Business, Buyer or its Affiliates shall pay the same to the extent such invoice or obligation constitutes an Assumed Liability; if and to the extent any such invoice or obligation constitutes an Excluded Liability, Seller shall, or shall cause one of its Subsidiaries to, pay the same. Any payment required to be made by Buyer or Seller, as applicable, pursuant to this Section 7.04 shall be made without any set off or deduction against amounts owed by Seller or Buyer (or their respective affiliates), as applicable.
     Section 7.05. Certain Environmental Matters.
     (a) Environmental Insurance.
     (i) At or prior to Closing, Buyer shall provide to Seller a binder for, and evidence that Buyer has paid in full the premium costs of, an environmental insurance policy which policy conforms to the terms set forth on Exhibit H, subject to such modifications as are reasonably acceptable to Seller. At least 15 Business Days prior to Closing, Buyer shall provide to Seller a full proposal from the relevant insurance carrier for the Environmental Insurance Policy, including all endorsements and policy forms.
     (ii) From and after Closing, Buyer shall comply, and shall cause its Affiliates to comply, with the terms and conditions of the Environmental Insurance Policy, including those relating to reporting, cooperation and defense of claims, and use commercially reasonable efforts to maintain such policy in force and to not allow such policy to be cancelled or otherwise modified in any manner that would prejudice Seller.
     (iii) In connection with obtaining the Environmental Insurance Policy, Buyer shall provide to the relevant insurance carrier all documentation and other information reasonably requested to be disclosed in the application for such policy. Seller shall use reasonable efforts to assist Buyer in providing such documentation and other information.
     (b) Consent Decree. Consistent with Paragraph 6 of the Consent Decree, (i) Buyer acknowledges that it has received written notice of the Consent

Decree and been provided with a copy thereof; and (ii) within a reasonable time after the date hereof (but in any event within 5 days of the date hereof), Seller or its Subsidiaries shall provide notice of this Agreement to the other parties to the Consent Decree. Seller or its Subsidiaries and Buyer shall negotiate in good faith to make any changes to the Consent Decree Modification mutually acceptable to Seller and Buyer that are (A) appropriate non-substantive form changes or (B) if applicable, necessary to reflect only the sale that is the subject of this Agreement and not the sale of that certain refinery in Meraux, Louisiana. Seller or its Subsidiaries and Buyer shall consult with the parties to the Consent Decree to confirm that those parties have no objections to the Consent Decree Modification and, if applicable, shall negotiate in good faith with such parties to resolve any such objections. Upon obtaining such confirmation or making any changes mutually acceptable to Seller and Buyer to address any objections by the parties to the Consent Decree, Seller shall take, or cause to be taken, all appropriate actions (including those set forth in Paragraph 7 of the Consent Decree) to have the Consent Decree Modification entered by the Consent Decree Court, and Buyer shall take all reasonable steps (including those set forth in paragraph 7 of the Consent Decree) to support Seller’s or its Subsidiaries’ actions to have the Consent Decree Modification entered by the Consent Decree Court, including supporting Seller’s and its Subsidiaries’ efforts to be released from the Consent Decree Obligations and to demonstrate to the Consent Decree Court and the other parties to the Consent Decree that Buyer has the financial and technical ability to assume the Consent Decree Obligations. On and after the Closing, Buyer shall satisfy, perform and assume all Consent Decree Obligations.
     (c) Fuels Compliance.
     (i) From and after Closing, (i) for fuels shipped on and after Closing, Buyer shall be responsible for all Fuel Compliance Obligations and (ii) for fuels shipped prior to Closing, Seller shall be responsible for all Fuel Compliance Obligations (such obligations of Seller, “Pre-Closing Fuel Compliance Obligations”). Seller or its Subsidiaries shall submit by the relevant deadline all filings required by the Fuel Regulations associated solely with the Pre-Closing Fuel Compliance Obligations, and shall provide a copy, or other such proof, of each such filing to Buyer.
     (ii) In the event either party (the “Complying Party”) may be required by applicable Fuel Regulations to use Fuel Credits to comply with any Fuel Compliance Obligations that, as set forth in Section 7.05(c)(i), are the responsibility of the other party (the “Obligated Party”), prior to using such credits, the Complying Party shall use reasonable efforts to allow the Obligated Party to provide it with Fuel Credits that satisfy, in whole or in part, such Fuel Compliance Obligations. To the extent the Obligated Party’s Fuel Compliance Obligations are not satisfied in whole by Fuel Credits provided by the Obligated Party, the Obligated Party shall reimburse the Complying Party for the cost of any Fuel Credits the Complying Party used to satisfy such Fuel Compliance

Obligations (at the Obligated Party’s election, either in the form of Fuel Credits or the monetary equivalent in U.S. dollars (which cost, in the case of Fuel Credits used by the Complying Party which it already owns, shall be at the fair market value of such Fuel Credits)), provided the Complying Party submits to the Obligated Party a written request for reimbursement with sufficient supporting evidence of having used such Fuel Credits and the value thereof.
     (iii) In the event Buyer, at any time prior to the earlier of (A) the completion and entry into operation of the cumene project described on Section 1.01(a) of the Seller Disclosure Schedule or (B) December 31, 2011, notifies Seller that it is required by applicable Fuel Regulations to use Fuel Credits to comply with any Fuel Compliance Obligations that, as set forth in Section 7.05(c)(i), are Buyer’s responsibility, Seller agrees to sell to Buyer such Fuel Credits as Buyer may reasonably require in order to satisfy, in whole or in part, such Fuel Compliance Obligations which arise from operations in the Ordinary Course of Business at a cost for such Fuel Credits equal to the fair market monetary equivalent at the time of such sale in U.S. dollars; provided that Seller shall not have any obligation to sell Fuel Credits other than those in its possession and not otherwise necessary for its or its Subsidiaries’ operations or obligations (including any obligation to third parties). Buyer acknowledges that Seller may cause to be sold its Subsidiary’s refinery and related assets in Meraux, Louisiana, which may reduce the quantity of Fuel Credits available to Seller.
     Section 7.06. Title Policies. Buyer may procure owner’s title insurance policies with respect to the Owned Real Property; provided, that Buyer’s ability or inability to obtain title insurance on such Owned Real Property shall not result in an adjustment to the Purchase Price; provided further, that the foregoing shall not be deemed to mitigate Seller’s representations and warranties set forth in Section 3.10. Seller and its Subsidiaries shall execute and deliver to the title insurance company such affidavits, certificates and other documentation as are reasonably requested to cause the title insurance company to issue title insurance policies for the Owned Real Property; provided that nothing in such affidavits, certificates or documentation shall require Seller or its Subsidiaries to incur any liabilities or obligations to any Person that are not otherwise expressly set forth in this Agreement. Seller agrees to cooperate with and assist Buyer with any reasonable request in Buyer’s efforts to obtain such title policies.
     Section 7.07. Litigation Cooperation. (a) In connection with the defense or prosecution of any suit, action or proceeding relating to an Assumed Liability or an Excluded Liability (but subject to the provisions of Article 12 in the event indemnification is being sought thereunder pursuant to any applicable provision of this Agreement) each party shall (i) cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of such suit, action or proceeding, (ii) furnish or cause to be furnished such documents, records, information and testimony, grant or cause to be granted access to all reasonably requested witnesses, and attend such conferences, discovery proceedings, hearings, trials or appeals, in each case as may be reasonably requested in connection therewith, and (iii) take all reasonable steps to make available to the other party, upon written request, its former and current employees, other personnel and agents (whether as witnesses or otherwise) to the extent that such persons may reasonably be required in connection therewith.
     (b) Neither Seller nor Buyer will (and each of Seller and Buyer shall cause its respective Affiliates not to) destroy or dispose of any documents, records or information that a party may have the right to obtain pursuant to Section 7.07 without first using its reasonable best efforts to notify the other party of the proposed destruction or disposition and giving the other party the opportunity to take possession of or copy such documents, records or information prior to such destruction or disposition.
     Section 7.08. Contact with Customers and Vendors. Without prior written consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned), Buyer and its Affiliates shall not, prior to the Closing Date, contact any customer, vendor, supplier or employee of, or any other Person having business dealings with, Seller or its Subsidiaries with respect to the Business or with respect to any aspect of the transactions contemplated under this Agreement; provided that Seller and Buyer shall cooperate in contacting, prior to the Closing Date, customers and suppliers of the Business as reasonably necessary for the purposes of transferring or establishing credit and related security arrangements.
     Section 7.09. PMPA Actions.
     (a) Seller and Buyer will:
     (i) provide as promptly as practicable following the date hereof (but in any event within 5 Business Days of the date hereof) a mutually agreed written notice to each franchisee under a Seller PMPA Franchise Agreement that, among other things, (A) includes a description of the transactions contemplated by this Agreement to the extent they relate to such PMPA franchisee, (B) notifies such PMPA franchisee that Buyer and Seller intend to deliver a notice of termination or non-renewal (such notice, a “PMPA Termination Notice” ) as soon as reasonably practicable following the Closing that provides that the applicable Seller PMPA Franchise Agreement will be terminated or non-renewed effective as of the earlier of (1) 12 months following the Closing Date and (2) the expiration of the applicable Seller PMPA Franchise Agreement (each such date, a “PMPA Termination Date”) and (C) informs such PMPA franchisee that as soon as reasonably practicable following the Closing, it will receive an offer from Buyer to such PMPA franchisee of a new PMPA franchise agreement on substantially the same terms and conditions as those set forth in such franchisee’s Seller PMPA Franchise Agreement;
     (ii) use their best efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary or desirable under the PMPA to give effect to the assignment of the Seller PMPA Franchise Agreements to Buyer as set forth in Article 2;
     (iii) at or as promptly as practicable following the Closing (but in any event within 5 Business Days of the Closing Date) provide a PMPA Termination Notice to each franchisee under a Seller PMPA Franchise Agreement in such form as is mutually agreed by Buyer and Seller, and take, or cause to be taken, all actions to terminate or non-renew each Seller PMPA Franchise Agreement as of the applicable PMPA Termination Date in accordance with such PMPA Termination Notices; and
     (iv) use their best efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary or desirable under the PMPA to give effect to take all other actions required under the PMPA to effect the provisions of this Section 7.09.
     (b) During the period commencing on the Closing Date and continuing for 12 months, Buyer shall offer each franchisee under a Seller PMPA Franchise Agreement a new PMPA franchise agreement with Buyer (the form of which shall be included with the PMPA Termination Notice) on substantially the same terms and conditions as those set forth in such franchisee’s Seller PMPA Franchise Agreement.
     Section 7.10. Crude Supply Agreement. At Closing, Seller (or its Affiliate) and Buyer will enter into a crude supply agreement in substantially the form attached hereto as Exhibit I (the “Crude Supply Agreement”).
     Section 7.11. Buyer Financing. Seller acknowledges that Buyer may undertake an equity and/or debt financing (the “Financing”), the proceeds of which may be used to fund all or a portion of the Purchase Price. Seller agrees that it shall use its commercially reasonable efforts to cooperate with Buyer’s efforts to secure the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Business or Seller or its Subsidiaries), including (a) using commercially reasonable efforts to deliver (i) an unaudited balance sheet for the Business as of June 30, 2011 and the related statement of operations and cash flow for the six months ended June 30, 2011 and (ii) the statement of operations and cash flow for the six months ended June 30, 2010 (collectively, the “Interim Financial Statements”), (b) using commercially reasonable efforts to cause its independent auditors to deliver customary “comfort letters” in connection with the Financing, which comfort letters shall comply with the requirements of PCAOB AU Section 634 and cover such periods as are addressed by the Business Financial Statements and the Interim Financial

Statements and are required under Regulation S-X to be included in a registration statement for a Financing registered with the Securities and Exchange Commission, together with negative assurance for any subsequent partial period for which the applicable financial information for the Business is available to the extent such partial period is within 135 days of the date of the latest audited or reviewed financial statements for the Business, and (c), if requested by Buyer, providing such information to the underwriters, initial purchasers, lenders or other financing parties in any such proposed Financing as may be reasonably requested in connection with such parties’ due diligence investigation of the Business, including permitting Buyer’s lenders or their agents to conduct an on-site evaluation of the Hydrocarbon Inventory of the Business (provided that any such evaluation of the Hydrocarbon Inventory shall not have any effect on, and shall not be used in connection with, the determination of the Inventory Value or any other matter that is the subject of Section 2.08). Buyer shall promptly, upon request by Seller from time to time, reimburse Seller for the reasonable, documented out-of-pocket costs incurred by Seller or any of its Subsidiaries in connection with such cooperation (including reasonable attorneys’ and accountants’ fees). Notwithstanding anything in this Section 7.11 to the contrary, neither Seller nor any of its Subsidiaries shall (A) be required to incur any cost or expense in connection with the foregoing unless Seller is reasonably satisfied that such amount will be promptly reimbursed by Buyer, (B) have any liability or any obligation under any agreement or document related to the Financing or (C) be required to incur any other liability with respect to the Financing. Buyer shall indemnify and hold harmless Seller and its Subsidiaries, and its and their respective directors, officers, employees, representatives and advisors from and against any and all Damages suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith, except to the extent that such Damages result from or arise out of the gross negligence or willful misconduct of Seller or its Subsidiaries. Buyer agrees that (i) all non-public or other confidential information provided by Seller or its Subsidiaries or any of their respective representatives to Buyer or its representatives pursuant to this Section 7.11 shall be kept confidential in accordance with and subject to the terms of the Confidentiality Agreement (except to the extent required to be disclosed under applicable securities laws in connection with an offering of securities by Buyer; and in connection therewith Buyer will take such actions as Seller may reasonably request to limit any such disclosure and/or to protect the confidentiality thereof), (ii) Seller shall be permitted a reasonable period (which period will take into account the form and timing of the Financing, and Buyer will keep Seller reasonably informed on a contemporary basis as to such form and timing) to comment on those portions of any prospectus or confidential information memorandum related to the Financing that contain or are based upon any such non-public or other confidential information (and Buyer shall use its reasonable efforts to respond to such comments in a manner reasonably satisfactory to Seller), (iii) Seller shall not be obligated to disclose any information if such disclosure would violate any agreement between Seller or its Subsidiaries and a third party, (iv) Buyer will not unreasonably interfere with the operation of Seller or its Subsidiaries’ business in connection herewith. For the avoidance of doubt, in connection with the Financing, neither Buyer nor any of its potential financing sources may, under any circumstances, conduct or cause to be conducted any sampling or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media at any property related to the Seller or its Subsidiaries or the Business, including the Purchased Assets, the Facilities and the Real Property. Notwithstanding anything to the contrary herein, Buyer acknowledges and agrees that (i) the Closing is not conditioned upon consummating any Financing or the receipt by Buyer of any funds necessary to pay the Purchase Price and (ii) the failure of Buyer to consummate any Financing shall not alter or modify Buyer’s obligations to consummate the transactions contemplated hereby (including the Closing).
     Section 7.12. Certain Agreements. On or as promptly as practicable after the date hereof, each of Buyer and Seller shall execute and deliver the agreement described in Item 1(a) of Section 5.01(c) of the Seller Disclosure Schedule (subject to such modifications as may be mutually agreed by the parties thereto).
     Section 7.13. Software License Assistance. From the date hereof until the Closing Date, Seller shall use its commercially reasonable efforts to assist (e.g., by participating in phone calls with vendors) Buyer in Buyer’s obtaining licenses for the software listed in Item D of Section 3.04(iii) of the Seller Disclosure Schedule; provided that (i) neither Seller nor any of its Subsidiaries shall be obligated to pay any costs or expenses (including transfer or license fees, which shall be solely for the account of Buyer) in connection with the foregoing and (ii) any out-of-pocket expenses incurred by Seller or any of its Subsidiaries in connection with the foregoing shall be promptly reimbursed by Buyer.
ARTICLE 8
Tax Matters
     Section 8.01. Tax Cooperation; Allocation of Taxes. (a) Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business and the Purchased Assets (including access to books and records) as is reasonably necessary for the filing of all Tax returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer and Seller shall retain all books and records with respect to Taxes pertaining to the Purchased Assets until 60 days after the expiration of the applicable statute of limitations, taking into account any extensions that have been granted. On or after the end of such period, each party shall provide the other with at least 30 days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records. Seller and Buyer shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Purchased Assets or the Business.
     (b) All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and Buyer based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period after the Closing Date (any such portion of such taxable period, the “Post-Closing Tax Period”). Seller shall be liable for the proportionate amount of such Taxes that is attributable to a Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Taxes that is attributable to a Post-Closing Tax Period.
     (c) For the avoidance of doubt, Seller shall be liable for the City of Superior Occupational Tax on Petroleum Products Refined in Wisconsin (the “City of Superior Fee”) that is properly allocable to Seller’s operations in Pre-Closing Tax Periods and Buyer shall be liable for the City of Superior Fee properly allocable to Buyer’s operations in Post-Closing Tax Periods.
     (d) Through the Closing Date, Seller shall be responsible for filing with the taxing authorities the applicable Tax returns for ad valorem, property, severance, production and similar Taxes which are required to be filed on or before the Closing Date. Buyer shall be responsible for the filing with the appropriate taxing authorities the applicable Tax returns for all ad valorem, property, severance, production and similar Taxes beginning after the Closing Date.
     (e) All excise, value added, registration stamp, recording, documentary, conveyancing and Wisconsin Real Estate Transfer Fees (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be borne equally by Buyer and Seller other than Transfer Taxes imposed on the sale of the Hydrocarbon Inventory. All state and local sales and use taxes (“Sales and Use Taxes”) imposed in connection with the transactions contemplated by this Agreement and Transfer Taxes imposed on the sale of the Hydrocarbon Inventory shall be borne solely and exclusively by Buyer. Buyer and Seller shall cooperate in securing and providing each other with any appropriate resale exemption certifications, licenses and other similar documentation. Without limiting the generality of the foregoing, no later than 5 Business Days prior to Closing, Buyer shall provide to Seller either (i) each of the items set forth in Section 8.01(e) of the Seller Disclosure Schedule or (ii) in the case of any such item that has not yet been obtained, documentation that establishes to Seller’s satisfaction that Buyer has completed the necessary filings in order to secure an effective date for such item that is no later than the Closing Date (the “Filing Documentation”). In any case in which, as of the Closing Date, Buyer has not delivered to Seller either any item set forth in Section 8.01(e) of the Seller Disclosure Schedule or the corresponding Filing Documentation, Buyer shall pay to Seller at Closing an amount equal to the Transfer Taxes and

Sales and Use Taxes that Seller expects to be imposed on the sale of the Hydrocarbon Inventory (the “Initial Hydrocarbon Inventory Tax Amount”), with the amount of such payment to be determined as follows: (i) the portion of the Initial Hydrocarbon Inventory Tax Amount comprising Transfer Taxes shall be the amount of Transfer Taxes Seller expects will be imposed on the estimated volume of the Hydrocarbon Inventory and (ii) the portion comprising Sales and Use Taxes shall be the amount of Sales and Use Taxes Seller expects will be imposed on the Estimated Inventory Value, each as determined pursuant to Section 2.08. If, pursuant to the procedures set forth in Section 2.08(c), it is determined that the estimated volume of the Hydrocarbon Inventory is more or less than the volume of the Hydrocarbon Inventory as of the Closing Date and/or the Estimated Inventory Value is more or less than the Inventory Value, (i) Buyer shall pay to Seller the amount of any resulting net increase in the aggregate Transfer Taxes and Sales and Use Taxes imposed on the sale of the Hydrocarbon Inventory at Closing or, as applicable, (ii) Seller shall pay to Buyer the amount of any resulting net overpayment of the aggregate Transfer Taxes and Sales and Use Taxes imposed on the sale of the Hydrocarbon Inventory at Closing, in each case at the same time and subject to the same interest provisions as the amounts described in Section 2.08(d). In addition, within 10 days of receipt by Seller of any refund in respect of (i) the Initial Hydrocarbon Inventory Tax Amount and (ii) any additional amounts actually paid by Buyer pursuant to clause (i) of the preceding sentence, Seller shall pay to Buyer the amount of such refund. Buyer and Seller agree that the amount of Wisconsin Real Estate Transfer Fees shall be determined in accordance with Section 2.06(f) and apportioned as provided in this Section 8.01(e). Any subsequent adjustments to any Transfer Tax or Sales and Use Tax made pursuant to a legally prescribed audit, and any costs incurred with respect to such audit, shall be apportioned as provided in this Section 8.01(e).
     (f) Apportioned Obligations and Taxes described in Section 8.01(e) shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by Applicable Law. Upon payment of any such Apportioned Obligation or Tax described in Section 8.01(e), the paying party shall present a statement to the non-paying party setting forth the amount of reimbursement to which the paying party is entitled under Section 8.01(b) or Section 8.01(e), as the case may be together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement. Any payment not made within such time shall bear interest at a rate equal to the Interest Rate for each day until paid.
     (g) For the avoidance of doubt, this Article 8 shall not apply to any Taxes or fees that are taken into account in the calculation of the Inventory Value pursuant to Section 2.08, all of which shall be paid by Buyer pursuant to the calculation of the Inventory Value.

ARTICLE 9
Employee Benefits
     Section 9.01. Offers of Employment; Assumption of Collective Bargaining Agreement. (a) Buyer shall (or shall cause one of its Subsidiaries to), on or prior to the Closing Date, make an offer of employment to each then current Business Employee on the terms set forth in Section 9.02. Such offer shall offer to a Business Employee employment with Buyer (or one of its Subsidiaries) commencing (i) effective as of the Closing, or (ii) in the case of any Business Employee not actively at work with Seller immediately prior to the Closing, immediately following the end of (A) such Business Employee’s paid time-off, vacation, military, sick or personal leave, short- or long-term disability or other leave of absence, or (B) such Business Employee’s exercise of his or her right to recall, rehire or other return to employment under an applicable Contract or Applicable Law. Unless a written acceptance of an offer of employment is required by Applicable Law, a Business Employee who continues employment with Buyer (or one of its Subsidiaries) shall be deemed to have accepted such offer of employment, unless such Business Employee specifically declines such offer of employment. Business Employees who accept (or are deemed to have accepted) such offer of employment shall collectively be referred to as the “Transferred Employees”.
     (b) Buyer agrees (i) effective as of the Closing, to be the “successor” for all purposes under, and agrees to be bound by, the Collective Bargaining Agreement, and to provide any and all compensation and benefits required under the terms thereof, (ii) effective as of the Closing, (i)otherwise to be bound by, and comply with all of the terms and conditions of, the Collective Bargaining Agreement and (iii) to execute and deliver, on or prior to the Closing, all documentation and agreements required to effectuate the foregoing; provided, however, that except with respect to paid time off, personal and sick time credited by Buyer pursuant to Section 9.05, Seller shall retain and be solely liable for all liabilities, obligations and expenses for compensation and benefits of Union Employees relating to periods prior to the Closing Date (the “Retained Union Employee Benefit Liabilities”).
     Section 9.02. Maintenance of Compensation and Benefits. Buyer agrees that for a period of 12 months after the Closing Date (the “Relevant Period”), it shall provide (or cause its Affiliates to provide) each Non-Union Transferred Employee with (i) an annual base salary and (ii) incentive compensation opportunities that are at least equal to his or her annual base salary and incentive compensation opportunities provided by Seller in effect immediately prior to the Closing. In addition, Buyer agrees that during the Relevant Period, it shall provide (or cause its Affiliates to provide) Non-Union Transferred Employees with benefits that are at least comparable in the aggregate to the benefits provided by Seller to Non-Union Transferred Employees immediately prior to the Closing (including, for such purpose, severance benefits and excluding, for such purpose, (A) retirement and other benefits under any defined benefit pension plan (including, without limitation, the Seller DB Plan (as defined below)), (B) any benefits under any retiree medical or welfare benefits plan, (C) any benefits under any equity based plan (including, without limitation, the Employee Stock Purchase Plan for Murphy Oil Corporation, the Murphy Oil Corporation Long-Term Incentive Plan and the Murphy Oil Corporation 1992 Stock Incentive Plan), and (D) any stay or similar bonuses). Buyer agrees that after the expiration of the Relevant Period, it shall provide (or cause its Affiliates to provide) Non-Union Transferred Employees with compensation and benefits that are at least comparable in the aggregate to the compensation and benefits (including, for such purpose, severance benefits) provided to similarly situated employees of Buyer or its Affiliates.
     Section 9.03. Defined Contribution Plans. (a)
     (i) Effective as of the Closing, Buyer shall cover (or cause to be covered) each Non-Union Transferred Employee under a defined contribution plan intended to qualify under Section 401(a) of the Code and its related trust (the “Buyer DC Plan”) on a basis at least comparable to the basis on which similarly situated employees of Buyer or its Affiliates participate in the Buyer DC Plan and on terms and conditions that reflect the service credit provisions of Section 9.05. Buyer agrees to cause the Buyer DC Plan to provide for a supplemental employer profit sharing contribution (the “Profit Sharing Contribution”) to be allocated to each Non-Union Transferred Employee who is a participant in the Buyer DC Plan (a “Non-Union Transferred Participant”). The Profit Sharing Contribution shall be made only for the plan year of the Buyer DC Plan in which the Closing Date occurs and the next following plan year of the Buyer DC Plan and shall be allocated as of the last day of the applicable plan year of the Buyer DC Plan. For the plan year of the Buyer DC Plan in which the Closing Date occurs, the Profit Sharing Contribution shall equal 2.7% of each eligible Non-Union Transferred Participant’s compensation (as defined under the Buyer DC Plan) for such plan year and, for the next following plan year of the Buyer DC Plan, the Profit Sharing Contribution shall equal the Adjusted Profit Sharing Contribution Percentage of each eligible Non-Union Transferred Participant’s compensation for such plan year. For each such plan year of the Buyer DC Plan: (A) all of the Non-Union Transferred Participants who are not highly compensated employees (as defined in Section 414(q) of the Code) for such plan year shall be eligible for the Profit Sharing Contribution for such plan year, and (B) one or more of the Non-Union Transferred Participants who are highly compensated employees for such plan year shall be eligible for the Profit Sharing Contribution for such plan year only to the extent the Profit Sharing Contribution, if made, shall satisfy the tax qualification requirements applicable to the Buyer DC Plan (including, without limitation, the requirements of Sections 401(a)(4) and 410(b) of the Code), as reasonably determined by Buyer. Nothing contained in this Agreement shall obligate Buyer to cause the Buyer DC Plan to provide for the Profit Sharing Contribution or any other supplemental employer contribution in respect of any Non-Union Transferred Participant’s compensation for any other plan year of the Buyer DC Plan.
     (ii) Effective as of the Closing, each Non-Union Transferred Employee shall cease to be an active participant in the Thrift Plan for Employees of Murphy Oil Corporation (As Restated Generally Effective January 1, 2002 Including Amendments Made Between 2002 and 2008), an Employee Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Code and its related trust (the “Seller DC Plan”); provided that as of the Closing, Seller shall take all actions necessary to cause all Non-Union Transferred Employees to be fully vested in their accrued benefits under the Seller DC Plan. Seller and the Seller DC Plan shall retain all assets and liabilities under the Seller DC Plan, including responsibility for all benefits with respect to each such Non-Union Transferred Employee in respect of the period prior to the Closing under the Seller DC Plan (except to the extent of any “direct rollover” to the Buyer DC Plan, as provided below), and Seller shall retain all liability for any and all contributions required to be made to the Seller DC Plan under the terms of the Seller DC Plan or Applicable Law.
     (iii) Effective as of the Closing or at any time thereafter reasonably requested by Buyer (but not later than the 60th day following the Closing Date), a Non-Union Transferred Employee shall be eligible to effect a “direct rollover” (as described in Section 401(a)(31) of the Code) of an “eligible rollover distribution” (as described in Section 402(f)(2)(A) of the Code) of his or her account balances (including participant loans) under the Seller DC Plan to the Buyer DC Plan in the form of cash and participant loan notes.
     (iv) Buyer shall have no obligation or liability under the Seller DC Plan and Seller shall defend, indemnify and hold harmless Buyer and its Affiliates against any and all claims, loss, liability or expense under or relating to the Seller DC Plan or arising out of any Transferred Employee’s participation in the Seller DC Plan, including claims for benefits under the Seller DC Plan.
     (b) As of the Closing, Buyer shall assume the sponsorship of the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers AFL-CIO, Local No. 305, Superior, Wisconsin (As Restated Generally Effective January 1, 2002 Including Amendments Made Between 2002 and 2008), a defined contribution plan intended to qualify under Section 401(a) of the Code and its related trust (the “Union DC Plan”); provided that Seller shall take such actions as are necessary to cause the Murphy Oil Common Stock fund to be frozen as to new investment contributions to or intra-fund transfers into such fund as of the Closing Date. Not later than the Closing, or as reasonably practicable thereafter (but in no event later than as required by Applicable Law), Seller shall make all contributions and participant loan repayments to the Union DC Plan required to be made in respect of the period prior to the Closing under the terms of the Union DC Plan (including, without limitation, all pre-tax and after-tax contributions and loan repayments of participants in the Union DC Plan deducted from the compensation of participants in respect of the period prior to the Closing). Subject to Buyer’s indemnification rights under Article 12, from and after the Closing, Buyer and the Union DC Plan shall assume all assets and liabilities under the Union DC Plan and Seller shall have no obligation or liability for benefits under the Union DC Plan, and Buyer shall defend, indemnify and hold harmless Seller against any and all claims, loss, liability or expense under or with respect to the Union DC Plan or arising out of any current or former Union Employee’s participation in the Union DC Plan, including claims for benefits under the Union DC Plan.
     Section 9.04. Defined Benefit Plans. (a) With respect to the Retirement Plan of Murphy Oil Corporation (as restated January 1, 2002), an Employee Plan that is a defined benefit plan intended to qualify under Section 401(a) of the Code, and its related trust (the “Seller DB Plan”):
     (i) Each Non-Union Transferred Employee who is a participant in the Seller DB Plan shall cease to be an active participant in the Seller DB Plan as of the Closing; provided that as of the Closing, Seller shall take all actions necessary to cause all Non-Union Transferred Employees to be fully vested in their accrued benefits under the Seller DB Plan. Seller and the Seller DB Plan shall retain all assets and liabilities thereunder, including responsibility for all benefits with respect to each such Non-Union Transferred Employee under the terms of the Seller DB Plan, and Seller shall retain any and all liability in respect of the Seller DB Plan, including, without limitation, all liability for any and all contributions required to be made to the Seller DB Plan under the terms of the Seller DB Plan or Applicable Law;
     (ii) Buyer shall have no obligation or liability under the Seller DB Plan and Seller shall defend, indemnify and hold harmless Buyer and its Affiliates against any and all claims, loss, liability or expense under or relating to the Seller DB Plan or arising out of any Transferred Employee’s participation in the Seller DB Plan, including claims for benefits under the Seller DB Plan.
     (b) Effective as of the Closing, Buyer shall assume the sponsorship of the Retirement Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers AFL-CIO Local No. 305, Superior, Wisconsin (As Restated Generally Effective January 1, 2002, Including Amendments Made Between 2002 and 2008), a defined benefit pension plan intended to qualify under Section 401(a) of the Code, and its related trust (the “Union DB Plan”). Not later than the Closing, Seller shall make all contributions to the Union DB Plan required to be made prior to the Closing under the Union DB Plan or Applicable Law. Subject to Buyer’s indemnification rights under

Article 12, from and after the Closing, Buyer and the Union DB Plan shall assume all assets and liabilities under the Union DB Plan and Seller shall have no obligation or liability for benefits under the Union DB Plan, and Buyer shall defend, indemnify and hold harmless Seller against any and all claims, loss, liability or expense under or with respect to the Union DB Plan or arising out of any current or former Union Employee’s participation in the Union DB Plan, including claims for benefits under the Union DB Plan.
     Section 9.05. Credit for Past Service; Annual Bonus. (a) Buyer shall grant (or cause its Affiliates to grant) each Transferred Employee credit for years of prior service with Seller or any of its Subsidiaries or their respective predecessors for all purposes under each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) sponsored or maintained by Buyer or any of its Affiliates, including benefit accrual; provided, however, that such credit shall not result in a duplication of benefits. Buyer and Seller agree to cooperate and exchange such information as is necessary to determine such service credit and avoid any such duplication of benefits. For the avoidance of doubt, Buyer shall credit each Transferred Employee with all paid time off and personal or sick leave credited and unused by such Transferred Employee through the Closing Date.
     (b) Seller shall pay to each Transferred Employee in the first quarter of the 2012 calendar year, a pro rata amount of the annual bonus, if any, that otherwise would be payable under the Murphy Oil Corporation 2007 Annual Incentive Plan to each Transferred Employee for the 2011 calendar year had such employee been employed by Seller or an Affiliate thereof on the last day of the calendar year. Such amount shall be equal to the amount otherwise payable to each such Transferred Employee (had such Transferred Employee continued in employment with Seller) multiplied by a fraction, the numerator of which is the number of days each such Transferred Employee was employed by Seller or an Affiliate thereof in the year in which the Closing occurs, and the denominator of which is 365.
     Section 9.06. Welfare Plans; ESPP. (a) As of the Closing, each Non-Union Transferred Employee shall cease participation in the health and welfare benefit plans of Seller and its Affiliates (each, a “Seller Welfare Plan”) and commence participation in the health and welfare benefit plans maintained, administered or contributed to by Buyer or its Affiliates, subject to the terms and conditions of such plans except to the extent provided herein. Seller and its Affiliates shall be responsible for claims incurred under a Seller Welfare Plan for Non-Union Transferred Employees and their beneficiaries and dependents prior to the Closing. All claims incurred under a Seller Welfare Plan for Non-Union Transferred Employees and their beneficiaries and dependents at or after the Closing shall be the responsibility of Buyer or its Affiliates. For purposes of this Section 9.06, the Seller Welfare Plans shall include life, accidental death and dismemberment, business travel accident, health or medical, dental, vision care and/or prescription drug and short-and long-term disability benefit plans and the following claims shall be deemed to be incurred as follows: (i) in the case of life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits; (ii) in the case of health or medical, dental, vision care and/or prescription drug benefits, upon provision of such services, materials or supplies; and (iii) in the case of short- and long-term disability benefits, upon the occurrence of the disability giving rise to such benefits.
     (b) Buyer shall (or shall cause its Subsidiaries to):
     (i) provide each Transferred Employee with credit towards the satisfaction of all limitations as to any applicable pre-existing conditions, exclusions, waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Non-Union Transferred Employees under any health and welfare plans in which such Non-Union Transferred Employees are eligible to participate after the Closing to the extent that such credit was provided to such Non-Union Transferred Employee under the applicable Seller Welfare Plan; and
     (ii) for the plan year in which the Closing Date occurs, provide each Non-Union Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans that such Non-Union Transferred Employees are eligible to participate in after the Closing.
     Buyer and Seller agree to cooperate and exchange such information as is necessary in order for Buyer to comply with this Section 9.06(b).
     (c) Effective as of the Closing, Buyer shall assume the sponsorship of each Union Welfare Plan (other than the Union Welfare Plans set forth on Section 3.15(h)(ii) of the Seller Disclosure Schedule), which sponsorship shall include, to the extent applicable, responsibility for “continuation coverage” required to be provided under each such Union Welfare Plan for “qualified beneficiaries” under Section 4980B of the Code and Sections 601-608 of ERISA; provided, that Buyer shall not assume the sponsorship of any such Union Welfare Plan that covers employees of Seller who are not Transferred Employees; provided, further, that to the extent any Union Welfare Plan covers employees who are not Union Employees, Buyer shall not assume the sponsorship of such Union Welfare Plan and Buyer shall provide coverage to Union Transferred Employees in accordance with the applicable provisions of the Collective Bargaining Agreement. Seller agrees to cooperate and provide such information as is necessary for Buyer to provide such coverage to the Union Transferred Employees. For the avoidance of doubt, the Union Welfare Plans assumed by Buyer shall not include the provision of retiree medical or other retiree benefits. In accordance with Section 9.01(b), as of the Closing, Buyer shall provide the medical benefits required by the terms of the Collective Bargaining Agreement to Union Transferred Employees and their beneficiaries.
     (d) Effective as of the Closing, Seller shall transfer from medical and dependent care flexible spending account plans of Seller and its Affiliates (each, a “Seller FSA Plan”) to one or more medical and dependent care flexible spending account plans established or designated by Buyer (collectively, the “Buyer FSA Plan”), and Buyer shall assume, the responsibility for account balances of Transferred Employees and for the obligations of the Seller FSA Plans to provide benefits to Transferred Employees with respect to such transferred account balances at or after the Closing. As soon as reasonably practicable after the Closing Date, Seller shall provide Buyer with the account balance information relating to such transferred account balances. Each Transferred Employee shall continue to have payroll deductions made under the Buyer FSA Plan as most recently elected by him or her under the applicable Seller FSA Plan. Promptly after the Closing Date, Buyer shall promptly reimburse Seller for benefits paid by the Seller FSA Plans with respect to the Seller FSA Plan year in which the Closing Date occurs to any Transferred Employee prior to the Closing to the extent in excess of the payroll deductions made in respect of such Transferred Employee prior to Closing with respect to the Seller FSA Plan year in which the Closing Date occurs. Promptly after the Closing, Seller shall transfer to Buyer in cash any excess amount credited to the Seller FSA Plan that results from the Transferred Employees’ payroll deductions credited to the Seller FSA Plan exceeding the total amount of benefits that have been paid under the Seller FSA Plan prior to the Closing with respect to the Seller FSA Plan’s plan year in which the Closing Date occurs.
     (e) Except as provided in Section 9.06(b), (i) Seller shall have sole responsibility for “continuation coverage” benefits for any Business Employee, any Transferred Employee and all “qualified beneficiaries” of any Business Employee for whom a “qualifying event” occurs prior to or at the Closing (including all qualifying events that occur in connection with the consummation of the transactions contemplated by this Agreement) and (ii) Buyer shall have sole responsibility for “continuation coverage” benefits for any Transferred Employee and all “qualified beneficiaries” of any Transferred Employee for whom a “qualifying event” occurs after Closing. The terms “continuation coverage,” “qualified beneficiaries” and “qualifying event” shall have the meanings ascribed to them under Section 4980B of the Code and Sections 601-608 of ERISA.
     (f) The treatment of the accounts of each Transferred Employee participating in the Employee Stock Purchase Plan for Murphy Oil Corporation immediately prior to the Closing shall be determined by the terms of such plan; provided, that Seller shall take such actions as are necessary to cause the Union Employees to cease to be participants in the Employee Stock Purchase Plan for Murphy Oil Corporation as of the Closing.
     Section 9.07. Retiree Welfare Benefits. (a) Except as set expressly forth in Section 9.07(b), Seller shall retain all liabilities and obligations under the Seller Group Insurance Plans and Seller and its Affiliates shall be responsible for all post-retirement medical, dental and life insurance (“Seller Retiree Welfare Benefit”) coverage for any Business Employees, retired employees or eligible former employees, and their eligible dependents and beneficiaries of Seller and its Affiliates. Seller and its Affiliates also shall make available or cause to be made available Seller Retiree Welfare Benefit coverage to any Business Employee who is not a Union Employee and who satisfies the eligibility requirements for a Seller Retiree Welfare Benefit under the Seller Group Insurance Plans or other applicable plan as of the Closing Date and elects to retire from active service with Seller on or prior to the Closing Date, and any such Business Employee who is not a Union Employee who retires on or immediately prior to the Closing Date shall otherwise be considered a Business Employee for purposes of Article 9. Buyer shall have no obligation or liability under the Seller Group Insurance Plans and Seller shall defend, indemnify and hold harmless Buyer and its Affiliates against any and all claims, loss, liability or expense under or relating to the Seller Group Insurance Plans and any participation in any Seller Group Insurance Plan by any Business Employee, retired employee or eligible former employee of Seller or its Affiliates or any such employee’s eligible dependents and beneficiaries.
     (b) Effective as of the Closing and subject to the terms and conditions of the Collective Bargaining Agreement as in effect from time to time (or any subsequent applicable collective bargaining agreement), Buyer shall assume the liabilities and provide for coverage for post-retirement medical and dental benefits for each Union Transferred Employee who elects to retire from active service with Buyer or its Affiliates following the Closing Date (the “Buyer Retiree Medical Benefits”), to the extent that such Union Transferred Employee satisfies the eligibility requirements for post-retirement medical and dental benefit coverage under or provided by the Collective Bargaining Agreement. Buyer shall defend, indemnify and hold harmless Seller and its Affiliates against any and all claims, loss, liability or expense relating to the Buyer Retiree Medical Benefits or arising out of any retired Union Transferred Employee’s claim for benefits with respect to any Buyer Retiree Medical Benefits.
     Section 9.08. Workers’ Compensation. Buyer’s workers’ compensation program shall be responsible for all claims for benefits that are based upon events occurring at or after Closing by participating Transferred Employees. Seller’s workers’ compensation program shall be responsible for all claims for benefits that are based upon events occurring prior to Closing by participating Business Employees.
     Section 9.09. Withholding. Buyer and Seller agree to comply with the Standard Procedure described in Section 4 of Revenue Procedure 2004-53, 2004-2 C.B. 320 (the “Standard Procedure”). Seller shall, in accordance with Revenue Procedure 2004-53, assume all responsibility for preparing and filing Form W-2, Wage and Tax Statements; Form W-3, Transmittal of Income and Tax

Statements; Form 941, Employer’s Quarterly Federal Tax Returns; Form W-4, Employee’s Withholding Allowance Certificates; and Form W-5, Earned Income Credit Advance Payment Certificates (collectively, the “Employee Withholding Documents”) with regard to wages paid to Transferred Employees through the Closing Date. Buyer shall assume all responsibility for preparing and filing the Employee Withholding Documents with regard to wages paid to Transferred Employees after the Closing Date. Buyer and Seller shall cooperate in good faith to the extent necessary to permit each of them to comply with the Standard Procedure.
     Section 9.10. Allocation of Certain Liabilities. Other than as provided in Section 2.04(d), Buyer shall be solely responsible for all liabilities, obligations, costs and expenses (including reasonable attorneys’ fees) for all employment and other claims by any Transferred Employee arising from the employment of such Transferred Employee by Buyer or its Affiliates at or after the Closing relating to arbitrations, unfair labor practice charges, employment discrimination charges, wrongful termination claims, workers’ compensation claims, any employment-related tort claim or other similar claims or charges of or by any Transferred Employee. Other than as provided in Section 2.03(c), Seller shall be solely responsible for all liabilities, obligations, costs and expenses (including reasonable attorneys’ fees) for all employment or other claims relating to arbitrations, unfair labor practice charges, employment discrimination charges, wrongful termination claims, workers’ compensation claims, any employment-related tort claim or other similar claims or charges by any Business Employee arising from the employment of such Business Employee by Seller or its Affiliates prior to the Closing.
     Section 9.11. Employee Communications. Seller and Buyer shall cooperate in communications with Business Employees with respect to employee benefit plans maintained by Seller or Buyer and with respect to other matters arising in connection with the transactions contemplated by this Agreement.
     Section 9.12. Acknowledgement. Buyer and Seller acknowledge and agree that, except as provided in Section 9.02, nothing contained in this Agreement shall be construed to limit in any way the rights of Buyer or its Affiliates to terminate the employment, or modify the compensation, benefits or other terms and conditions of employment, of any Transferred Employee from and after the Closing; provided that such termination or modification is in accordance with Applicable Law and the provisions of this Article 9. Buyer and Seller further acknowledge and agree that nothing in this Agreement shall be construed to limit in any way the rights of Buyer or its Affiliates to amend, modify or terminate any employee benefit plan, program, arrangement, policy or agreement of Buyer or its Affiliates following the Closing.
     Section 9.13. No Third Party Beneficiaries. Without limiting the generality of Section 14.08, no provision of this Article 9 shall (a) create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller or its Affiliates, Buyer or any of its Affiliates or any other Person other than the parties hereto and their respective successors and permitted assigns, (b) constitute or create or be deemed to constitute or create an employment agreement or (c) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by Seller or its Affiliates or Buyer or its Affiliates.
     Section 9.14. Cooperation. Each of Buyer and Seller recognize it to be in the best interests of the parties hereto and their respective employees that the transactions in this Article 9 be effected in an orderly manner and agree to devote their respective best efforts and to cooperate fully in complying with the provisions of this Article 9. Without limiting the generality of the foregoing, each of the parties agrees to execute, deliver and file all documents and to take all such actions as are deemed necessary or desirable in order to carry out and perform the purposes of this Article 9 and to facilitate the transactions referred to in this Article 9.
ARTICLE 10
Intellectual Property Matters
     Section 10.01. License Grants. Subject to the terms and conditions set forth in this Article 10, effective as of Closing, Seller grants to Buyer:
     (a) a non-exclusive, perpetual, irrevocable, non-sublicensable, nontransferable (except as otherwise set forth in Section 10.02), royalty-free, fully paid up license to use the Owned Intellectual Property Rights but solely to the extent currently used in the conduct of the Business (the “OIPR License”); and
     (b) a non-exclusive, non-sublicensable, non-transferable (except as otherwise set forth in Section 10.02), royalty-free, fully paid up license to use the Franchise Licensed Marks during the FIPR Term in the conduct of the Continuing PMPA Franchise Business but solely to the extent currently used in the conduct of the Spur Franchise Business (the “FIPR License”, and together with the OIPR License, the “Licenses”) (it being understood that, for purposes of this clause (b), any and all use of the Franchise Licensed Marks by Buyer hereunder shall inure to the benefit of Seller, and Buyer shall use such Franchise Licensed Marks only in the form and manner currently used in the Spur Franchise Business)).
     Section 10.02. Transfer of Licenses. In the event that Buyer sells, assigns, transfers or otherwise disposes of the Business to another Person, or in the event of a merger of Buyer with, or acquisition of Buyer or all or substantially all of the assets of Buyer by, another Person, the Licenses may be transferred or assigned to such Person (a “Permitted Transferee”) subject to such Person’s assumption in writing of the obligations of Buyer set forth in this Agreement and such Licenses; provided that no such assumption shall relieve Buyer of any of its obligations hereunder or thereunder.

     Section 10.03. Licensed IPR. (a) Subject to Section 10.03(c), at Closing, Seller shall transfer, or cause to be transferred, to Buyer all of Seller’s and its Subsidiaries’ right, title and interest in and to all Business Licensed IPR to the extent such Business Licensed IPR are Transferable by Seller or its Subsidiaries.
     (b) Subject to Section 10.03(c), at Closing, Seller shall grant, or cause to be granted, to Buyer a non-exclusive, perpetual, irrevocable, non-sublicensable, nontransferable sublicense to use (solely to the extent currently used in the conduct of the Business) any and all (i) Business Licensed IPR to the extent such Business Licensed IPR are Licensable but not Transferable by Seller or its Subsidiaries and (ii) Shared Licensed IPR to the extent such Shared Licensed IPR are Licensable by Seller or its Subsidiaries.
     (c) Buyer acknowledges and agrees that certain Business Licensed IPR may not be Transferable or Licensable and that certain Shared Licensed IPR may not be Licensable. In the event that Buyer’s inability to use or exploit any such Licensed IPR would reasonably be expected to have a materially adverse affect on the Business, Seller shall use commercially reasonable efforts to effect a transfer (solely in the case of Business Licensed IPR) or sublicense (subject to the terms and conditions set forth in Section 10.03(b)) to Buyer of such Licensed IPR; provided that (i) any cost or expense incurred in connection with such transfer or sublicense shall be borne solely and exclusively by Buyer and (ii) in no event shall any such transfer or sublicense impose upon Seller any incremental obligation (other than any costs or expenses in respect of which Seller will be reimbursed in full by Buyer), impair Seller’s Intellectual Property Rights or other rights (it being understood that such transfer or sublicense, in and of itself, shall not constitute an impairment of Seller’s rights) or otherwise result in any detriment to the business of Seller.
     (d) In the event that Buyer materially breaches any of the terms and conditions set forth in Section 10.03(b) or Section 10.03(c) with respect to a sublicense of Licensed IPR (an “LIPR Sublicense”) or any of the terms and conditions set forth in a third party agreement granting Seller or an Affiliate thereof, as the case may be, a license to such Licensed IPR (a “Third Party License Agreement”), and such breach is not completely and fully cured within the lesser of (i) the cure period, if any, applicable to such breach set forth in the Third Party License Agreement and (ii) 30 days after notice to Buyer identifying such breach, Seller shall have the right to terminate such LIPR Sublicense immediately upon notice to Buyer. For the avoidance of doubt, in the event that Buyer materially breaches any term or condition of a Third Party License Agreement and such agreement does not provide for a cure period for such breach prior to termination of any license to Licensed IPR, Buyer shall not be entitled to any cure period in respect of such breach prior to termination of the LIPR Sublicense for such Licensed IPR.
     Section 10.04. Restrictions on Use and Disclosure of Intellectual Property Rights. Buyer shall not:

     (a) disclose any Owned Intellectual Property Right, Franchise Licensed Mark or Licensed IPR to any Person except to the extent (i) necessary to exercise the Licenses or any LIPR Sublicense, (ii) not prohibited by any Third Party License Agreement or (iii) required under any Applicable Law;
     (b) challenge the validity or ownership of any Owned Intellectual Property Right or Franchise Licensed Mark or claim adversely or assist in any claim adverse to Seller concerning any right, title or interest in any such Intellectual Property Rights; or
     (c) do or permit any act that may directly or indirectly impair or prejudice any Owned Intellectual Property Right or Franchise Licensed Mark or be detrimental to the reputation and goodwill of Seller and its Affiliates.
     Section 10.05. Improvements. For the avoidance of doubt, Buyer shall not be entitled to receive, and Seller and its Subsidiaries shall have no obligation to provide, any improvements, modifications, enhancements or upgrades (“Improvements”) made following the Closing Date by Seller or its Subsidiaries to any Intellectual Property Rights.
     Section 10.06. Reservation of Rights. Buyer acknowledges and agrees that (i) the Licenses and any LIPR Sublicense are the only licenses and sublicenses granted herein to Buyer with respect to any Intellectual Property Rights and (ii) no other licenses or sublicenses whatsoever have been granted to Buyer, expressly or by implication or estoppel, by the provisions of this Agreement with respect to any Intellectual Property Rights. Any and all rights in and to any Intellectual Property Rights not expressly granted to Buyer herein are reserved and retained by Seller.
     Section 10.07. NO ADDITIONAL REPRESENTATIONS OR WARRANTIES. EXCEPT AS EXPRESSLY PROVIDED IN SECTION 3.11, THE LICENSES, ANY LIPR SUBLICENSE AND ANY INTELLECTUAL PROPERTY RIGHTS PROVIDED PURSUANT TO THIS ARTICLE 10 ARE PROVIDED “AS-IS” WITH NO REPRESENTATIONS OR WARRANTIES, AND SELLER AND ITS AFFILIATES HEREBY EXCLUDE AND DISCLAIM ANY AND ALL OTHER REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE LICENSES, ANY LIPR SUBLICENSE AND ANY INTELLECTUAL PROPERTY RIGHTS, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY REPRESENTATION OR WARRANTY WITH RESPECT TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NON-INFRINGEMENT.
     Section 10.08. LIMITATION OF LIABILITY. IN NO EVENT SHALL SELLER OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY DAMAGES RELATED TO OR ARISING FROM THE EXERCISE OF THE LICENSES, ANY LIPR SUBLICENSE, ANY OTHER TRANSACTION CONTEMPLATED BY THIS ARTICLE 10 OR BUYER’S, ANY OF ITS AFFILIATES’ OR ANY

PERMITTED TRANSFEREE’S USE OF ANY INTELLECTUAL PROPERTY RIGHTS.
ARTICLE 11
Conditions to Closing
     Section 11.01. Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction, or waiver by each of Buyer and Seller, of the following conditions:
     (a) All necessary filings and notifications under the HSR Act relating to the transactions contemplated hereby shall have been made and any applicable waiting period under the HSR Act shall have expired or been terminated.
     (b) No order, ruling, judgment, injunction or decree, preliminary or otherwise, issued by any Governmental Authority of competent jurisdiction shall (i) prohibit the consummation of the Closing or (ii) reasonably be expected to have a Material Adverse Effect on the effective operation of the Business (as it is currently operated by Seller and its Subsidiaries) by Buyer after the Closing.
     Section 11.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction, or waiver by Buyer, of the following further conditions:
     (a) (i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date; (ii) the representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by Seller pursuant hereto (disregarding any materiality or Material Adverse Effect or similar qualifications contained therein) shall be true (prior to any amendment or supplements of the Seller Disclosure Schedule pursuant to Section 14.12) at and as of the Closing Date, as if made at and as of such date (except for representations and warranties that are made as of a specific date, which representations and warranties shall be true as of such specific date, disregarding, for purposes of this parenthetical, the reference to “as of the date hereof” in the lead in clause to Article 3), with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect; and (iii) Buyer shall have received a certificate signed by an executive officer of Seller on behalf of Seller to the foregoing effect.
     (b) Seller shall have delivered to Buyer a certificate, in accordance with Treasury Regulations section 1.1445-2(b), duly executed and acknowledged, certifying that Seller is not a foreign person and, thus, is exempt from withholding pursuant to the Foreign Investment in Real Property Tax Act.
     (c) All consents and authorizations specified in Section 11.02(c) of the Seller Disclosure Schedule required for the consummation of the transactions contemplated by this Agreement shall have been obtained and remain in effect.
     (d) The agreements specified in Section 11.02(d) of the Seller Disclosure Schedule shall have been executed and delivered by the parties thereto (other than Seller or its Affiliates).
     (e) From the date of this Agreement to the Closing, there shall not have been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 11.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction, or waiver by Seller, of the following further conditions:
     (a) (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects (prior to any amendment or supplement of the Buyer Disclosure Schedule pursuant to Section 14.12) at and as of the Closing Date, as if made at and as of such date (except for representations and warranties that are made as of a specific date, which representations and warranties shall be true as of such specific date, disregarding, for purposes of this parenthetical, the reference to “as of the date hereof” in the lead in clause to Article 4) and (iii) Seller shall have received a certificate signed by an executive officer of Buyer on behalf of Buyer to the foregoing effect.
     (b) Notice of this Agreement shall have been provided to the parties to the Consent Decree in accordance with Paragraph 6 of the Consent Decree at least 30 days prior to Closing, and a motion with the Consent Decree Court shall have been filed to enter the Consent Decree Modification.
ARTICLE 12
Survival; Indemnification
     Section 12.01. Survival. (a) The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until the 18 month anniversary of the Closing Date; except that
     (i) the representations and warranties contained in Sections 3.14 (Employee; Labor Issues), 3.15 (Employee Benefit Plans) and 3.18 (Tax Matters) shall survive until 30 days following the expiration of the applicable statute of limitations,

     (ii) the representations, and warranties contained in Sections 3.01 (Corporate Existence and Power), 3.02 (Corporate Authorization), 3.13 (Finders’ Fees), 4.01 (Corporate Existence and Power), 4.02 (Corporate Authorization), 4.07 (Finders’ Fees) and 4.08 (Inspections; No Other Representations), (collectively, the “Fundamental Representations”) shall survive indefinitely or until the latest date permitted by law, and
     (iii) the representations and warranties contained in Section 3.16 (Environmental Compliance) shall survive for a period of 2 years after the Closing Date.
     (b) The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law; provided that breaches of the covenants contained in Section 5.01 shall survive only until the 18 month anniversary of the Closing Date. Notwithstanding the preceding sentence, any breach of covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice (which notice must include reasonable detail regarding the specifics of the breach or inaccuracy) of the breach or inaccuracy thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.
     Section 12.02. Indemnification. (a) Effective at and after the Closing and subject to the other provisions of this Article 12, Seller hereby indemnifies Buyer and its Affiliates, and its and their respective successors and assigns, and each of their respective directors and officers (or Persons in a similar capacity) and employees (each, a “Buyer Indemnified Party”) against, and agrees to defend and hold each of them harmless from, any and all damages, penalties, fines, costs, losses and expenses (including reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding, including amounts paid in settlement) (“Damages”) imposed upon or actually incurred or suffered by any Buyer Indemnified Party to the extent such Damages are in connection with, resulting from or arising out of:
     (i) any misrepresentation or breach of warranty (each such misrepresentation and breach of warranty a “Warranty Breach”) or breach of covenant or agreement made or to be performed by Seller pursuant to this Agreement or the certificate delivered pursuant to Section 11.02(a)(iii);
     (ii) any Excluded Liability; or

(iii) the matter set forth on Section 12.02(a)(iii) of the Seller Disclosure Schedule;
provided that with respect to indemnification by Seller for Warranty Breaches pursuant to Section 12.02(a)(i), (A) Seller shall not be liable for any Warranty Breach where the amount of Damages with respect to such Warranty Breach does not exceed $100,000 (the “De Minimis Amount”) (and the amount of such Damages shall not be aggregated for purposes of clause (B)), (B) Seller shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds $6,600,000 (the “Deductible”) and then only to the extent of such excess and (C) Seller’s maximum liability for all such Warranty Breaches shall not exceed $22,000,000 (the “Cap”); provided, further, that (1) the foregoing limitations shall not apply to any claim for indemnification for a Warranty Breach with respect to a Fundamental Representation or Section 3.18 and (2) when calculating the amount Damages for purposes of this Section 12.02(a), representations and warranties shall be interpreted without giving effect to any materiality qualifier (e.g., “material”, “materiality”, or “Material Adverse Effect”) contained therein.
     (b) Effective at and after the Closing and subject to the other provisions of this Article 12, Buyer hereby indemnifies Seller and its Subsidiaries, and its and their respective successors and assigns, and each of their respective directors and officers (or Persons in a similar capacity) and employees (each, a “Seller Indemnified Party”) against, and agrees to defend and hold each of them harmless from, any and all Damages imposed upon or actually incurred or suffered by any Seller Indemnified Party to the extent such Damages are in connection with, resulting from or arising out of:
     (i) any Warranty Breach or breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement or the certificate delivered pursuant to Section 11.03(a)(iii);
     (ii) any Assumed Liability; or
     (iii) any liability which arises or could arise under the Spur Franchise Business as a result of the consummation of the transactions contemplated by this Agreement;
provided that with respect to indemnification by Buyer for Warranty Breaches pursuant to Section 12.02(b)(i), (A) Buyer shall not be liable for any Warranty Breach where the amount of Damages with respect to such Warranty Breach does not exceed the De Minimis Amount (and the amount of such Damages shall not be aggregated for purposes of clause (B)), (B) Buyer shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds the Deductible and then only to the extent of such excess and (C) Buyer’s maximum liability for all such Warranty Breaches shall not exceed the Cap; provided, further, that (1) the foregoing limitations shall not apply to any claim for indemnification for any breach of a Fundamental Representation and (2) when calculating the amount Damages for purposes of this Section 12.02(b), representations and warranties shall be interpreted without giving effect to any materiality qualifier (e.g., “material”, “materiality”, or “Material Adverse Effect”) contained therein.
     (c) Buyer and Seller agree that any payments made pursuant to this Section 12.02 shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by Applicable Law.
     Section 12.03. Third Party Claim Procedures. (a) The party seeking indemnification under this Article 12 (or any other provision of this Agreement that expressly provides for indemnification) (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought under this Article or such other provision of this Agreement. Such notice shall set forth in reasonable detail such Third Party Claim, including the amount thereof (estimated, if necessary, and if then estimable), and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.
     (b) The Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section 12.03, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense.
     (c) If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 12.03, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim, if the settlement does not expressly unconditionally release the Indemnified Party and its affiliates from all liabilities and obligations with respect to such Third Party Claim or the settlement imposes injunctive or other equitable relief against the Indemnified Party or any of its affiliates, (ii) the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose and (iii) the Indemnified Party shall not enter into any settlement of such Third Party Claim without the prior written consent of the Indemnifying Party. The fees and expenses of such separate counsel shall be paid by the Indemnified Party.
     (d) In connection with the defense or prosecution of any Third Party Claim, each party shall (i) cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of such claim, (ii) furnish or cause to be furnished such documents, records, information and testimony, grant or cause to be granted access to all reasonably requested witnesses, and attend such conferences, discovery proceedings, hearings, trials or appeals, in each case as may be reasonably requested in connection therewith, and (iii) take all reasonable steps to make available to the other party, upon written request, its former and current employees, other personnel and agents (whether as witnesses or otherwise) to the extent that such persons may reasonably be required in connection therewith. Neither Seller nor Buyer will (and each of Seller and Buyer shall cause its respective Affiliates not to) destroy or dispose of any documents, records or information related to the defense or prosecution of any Third Party Claim without first using its reasonable best efforts to notify the other party of the proposed destruction or disposition and giving the other party the opportunity to take possession of or copy such documents, records or information prior to such destruction or disposition.
     Section 12.04. Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under this Article 12 (or any other provision of this Agreement that expressly provides for indemnification) against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim, including the amount thereof (estimated, if necessary, and if then estimable), and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.
     Section 12.05. Calculation of Damages. (a) The amount of any Damages payable under this Article 12 (or any other provision of this Agreement that expressly provides for indemnification) by the Indemnifying Party shall be net of any amounts recovered or recoverable by the Indemnified Party under applicable insurance policies (including the Environmental Insurance Policy), or from any other Person alleged to be responsible therefor and the present value of any Tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Damages. The present value of any such Tax benefit shall be computed (x) using a discount rate equal to the mid-term applicable federal rate in effect at the time the relevant payment is made, (y) assuming that the Tax benefit will be used at the earliest date or dates allowable by Applicable Law and (z) using the maximum federal or state, as the case may be, corporate Tax rate in effect at the time the relevant payment is made. If the Indemnified Party receives any amounts under applicable insurance policies (including the Environmental Insurance Policy), or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party.

     (b) Notwithstanding anything to the contrary herein, the Indemnifying Party shall not be liable under this Agreement for any (i) Damages relating to any matter to the extent that the Indemnified Party had been compensated for such matter pursuant to the adjustments under Sections 2.08 or 2.09, (ii) consequential, indirect, incidental, special, exemplary or punitive Damages or (iii) Damages for lost profits or opportunities.
     (c) Each Indemnified Party must use its respective commercially reasonable efforts to mitigate any loss for which such Indemnified Party seeks indemnification under this Agreement. If such Indemnified Party mitigates its loss after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that loss, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation within 5 Business Days after the benefit is received.
     (d) Each Indemnified Party shall use its respective commercially reasonable efforts to collect any amounts available under insurance coverage (including under the Environmental Insurance Policy), or from any other Person potentially responsible, for any Damages payable under this Article 12 (or any other provision of this Agreement that expressly provides for indemnification).
     Section 12.06. Environmental Procedures. Notwithstanding anything to the contrary in this Article 12, with respect to any claim for indemnification hereunder for any Assumed Environmental Liability, Excluded Environmental Liability or Warranty Breach of Section 3.16 (Environmental Compliance) or, to the extent relating to Permits required by Environmental Law, Section 3.17 (Permits), or any other claim for indemnification hereunder relating in any way to any Environmental Law or any spill, release, emission, discharge, disposal or recycling of, or exposure to, any Hazardous Material (collectively, “Environmental Matters”), Buyer and Seller agree, in addition to any other relevant provisions set forth in this Article 12 (and in the case of any conflict between the provisions of this Section 12.06 and any other provision in Article 12, the provisions of this Section 12.06 shall apply), as follows:
     (a) The costs of any Remedial Action, which costs are otherwise subject to indemnification hereunder, shall be indemnified only to the extent such costs must be incurred to, in a reasonably cost-effective manner, meet the requirements of any applicable Environmental Law or meet the legally enforceable demands of any applicable Governmental Authority, using, where possible, risk based standards, engineering or institutional controls or deed or other restrictions so long as such standards, controls or restrictions do not materially limit those industrial activities being performed on the applicable property as of Closing.
     (b) The Indemnifying Party shall have no liability under this Agreement for any Damages to the extent (i) arising out of any sampling or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media or any disclosure, report or communication to, or initiation or encouragement of any action by, any Governmental Authority or other third party relating to any Environmental Matters except to the extent such investigation, sampling, disclosure, report, communication, initiation or encouragement is required to be undertaken by an Environmental Law or pursuant to the order or directive of any Governmental Authority; or (ii) arising in connection with any construction, renovation, modification, expansion, reconstruction, shutdown, demolition, financing or closure of any asset, facility or real property at or after Closing.
     (c) As between Buyer and Seller, the Indemnifying Party shall have the right at its option to control such Environmental Matter, including the disclosure, investigation, negotiation, performance, remediation, monitoring, settlement and resolution of such matter. With respect to any Environmental Matter, (i) the controlling party shall keep the other party reasonably informed; and (ii) both parties agree to, and shall cause their Affiliates to, cooperate with the other party in providing reasonable access to properties and facilities and reasonably promptly provide each other with copies of all communications relating to such matter received from or delivered to any Person.
     (d) Buyer and Seller acknowledge that the Environmental Insurance Policy will contain its own procedures, including with respect to notice, cooperation and defense of claims, and that to the extent any of the provisions of this Article 12 conflict with the provisions of such Environmental Insurance Policy with respect to any claim that is submitted pursuant to such policy, the terms and conditions of such Environmental Insurance Policy shall prevail, provided, however, the terms of such Environmental Insurance Policy shall in no way limit any right to indemnification provided under this Agreement.
     (e) No Indemnifying Party shall have liability under this Agreement for any Damages to the extent such Damages are exacerbated by acts or omissions of or on behalf of the Indemnified Party or its Affiliates.
     (f) Notwithstanding anything else herein to the contrary, Seller shall have no liability under this Agreement for any Damages relating to any Environmental Matters to the extent arising from or relating to the coming into force of, or the change in, any requirement or obligation set forth in any Environmental Law or Permit required by Environmental Law (or the interpretation or enforcement of such Environmental Law or Permit), including any new or modified standard or requirement for Remedial Action, on or after Closing.
     Section 12.07. Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 12.02 and the Indemnified Party potentially could have recovered all or a part of such Damages from a third party (a “Potential Contributor”), the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.
     Section 12.08. Exclusivity. Except as specifically set forth in this Agreement, effective as of the Closing, Buyer (on behalf of itself and its Affiliates) waives any rights and claims Buyer and its Affiliates may have against Seller or any of its Affiliates or its or their respective officers, directors or employees, whether in law or in equity, relating to the Business, the Purchased Assets or the transactions contemplated hereby. The rights and claims waived by Buyer include claims for contribution or other rights of recovery arising out of or relating to any Environmental Law (whether now or hereinafter in effect), claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty. After the Closing, this Article 12 will provide the exclusive remedy for any misrepresentation or breach of warranty or any breach of any covenant contained in Section 5.01. Notwithstanding anything in the foregoing to the contrary, nothing in this Agreement or any documents or certificates delivered in connection with this Agreement shall limit any liability for Fraud and the limitations on liability set forth in Section 12.02(a) and Section 12.02(b) shall not apply to liabilities for Fraud.
ARTICLE 13
Termination
     Section 13.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:
     (a) by mutual written agreement of Seller and Buyer;
     (b) by either Seller or Buyer if the Closing shall not have been consummated on or before the six month anniversary of the date of this Agreement; provided that the right to terminate this Agreement pursuant to this Section 13.01(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such date;
     (c) by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction; or
     (d) by either party if (i) there has been a violation or breach by the other party of any covenant, representation or warranty contained in this Agreement (which has not been waived in writing by the non-breaching party), (ii) such violation or breach is not capable of being cured by the date set forth in Section

13.01(b) or, after receipt by the breaching party of a written notice of such violation or breach by the non-breaching party, the breaching party does not use commercially reasonable efforts to cure such violation or breach as promptly as reasonably practicable and (iii) such violation or breach would result in a failure of the conditions set forth in Article 11 being satisfied (other than conditions that by their nature are to be (and will be) satisfied or waived at Closing).
     The party desiring to terminate this Agreement pursuant to Section 13.01(b) or Section 13.01(c) shall give notice of such termination to the other party.
     Section 13.02. Effect of Termination. If this Agreement is terminated as permitted by Section 13.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful and knowing (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such failure or breach. The provisions of Sections 14.02, 14.03, 14.04, 14.05, 14.06, 14.07 and 14.09 shall survive any termination hereof pursuant to Section 13.01.
ARTICLE 14
Miscellaneous
     Section 14.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer, to:
Calumet Specialty Products Partners, L.P.
2780 Waterfront Pkwy E. Drive
Suite 200
Indianapolis, IN 46214
Attention: Jennifer Straumins
Facsimile No.: 317-328-5668
E-mail: Jennifer.straumins@calumetspecialty.com

with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
Attention: J. Michael Chambers
                 David Kurzweil
Facsimile No.: 713-546-5401
E-mail: michael.chambers@lw.com
             david.kurzweil@lw.com
if to Seller, to:
Murphy Oil Corporation
200 Peach Street, P.O. Box 7000
El Dorado, AR 71731
Attention: Walter Compton
Facsimile No.: (870) 864-6489
E-mail: Walter_Compton@murphyoilcorp.com
with a copy (which shall not constitute notice) to:
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: William L. Taylor
Facsimile No.: (212) 701-5800
E-mail: william.taylor@davispolk.com
or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
     Section 14.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.
     (b) Except as expressly set forth herein, no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Except as set forth in Section 12.08, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     Section 14.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
     Section 14.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the consent of each other party hereto; provided, however, that each party may assign either this Agreement or any of its rights, interests or obligations hereunder, without the prior written approval of the other party, (i) to its (direct or indirect) wholly owned Subsidiary or (ii) collaterally to a lender of such party as security for borrowed funds; provided further, that no such assignment shall (A) relieve any party from any of its obligations or liabilities under this Agreement or (B) delay, impair or impede the consummation of the transactions contemplated by this Agreement or the performance of such party’s obligations hereunder.
     Section 14.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.
     Section 14.06. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 14.01 shall be deemed effective service of process on such party.
     Section 14.07. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR

RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 14.08. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided with respect to indemnification of Indemnified Parties as set forth in Article 12, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns; provided that any claim for indemnification by an Indemnified Party may only be asserted against an Indemnifying Party if such Indemnified Party has received the express written consent of Buyer or Seller, as applicable, and a copy of such consent is delivered to the Indemnifying Party prior to the assertion of any such claims.
     Section 14.09. Entire Agreement. This Agreement (including the schedules and exhibits referred to in this Agreement) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.
     Section 14.10. Bulk Sales Laws. Buyer and Seller each hereby waive compliance by Seller with the provisions of the “bulk sales,” “bulk transfer” or similar laws of any state.
     Section 14.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
     Section 14.12. Disclosure Schedules. (a) Seller and Buyer have set forth information on the Seller Disclosure Schedule and Buyer Disclosure Schedule, as applicable, in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the applicable Disclosure Schedule need not be set forth in any other section of the applicable Disclosure Schedule so long as its relevance to such other section of the applicable Disclosure Schedule or to a section of this Agreement is reasonably apparent on the face of the information disclosed therein. The parties acknowledge and agree that (i) the Seller Disclosure Schedule or Buyer Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of Buyer or Seller, as applicable, and (ii) the disclosure by a party of any matter in the applicable Disclosure Schedule shall not be deemed to constitute an acknowledgment by such party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.
     (b) From time to time prior to the Closing, each party may revise the Disclosure Schedule applicable to such party to reflect matters arising after the date hereof or with respect to which such party did not have knowledge as of the date hereof by delivering a supplement or update to the applicable Disclosure Schedule (along with a marked copy of such applicable Disclosure Schedule reflecting such supplement or update, if practicable) to the other party no later than the third Business Day prior to the Closing Date; provided that no such supplement or update, (i) to the extent relating to any matter existing or occurring on or prior to the date hereof that should have been set forth or described on such Disclosure Schedule so as to render such Disclosure Schedule true and correct in all respects, shall cure any misrepresentation or breach of warranty for purposes of this Agreement, including for purposes of determining whether the conditions set forth in Article 11 have been satisfied at Closing or for purposes of the other party’s right to indemnification as provided in Article 12 and (ii) to the extent relating to any matter of which such party has become aware after the date hereof, shall cure any misrepresentation or breach of warranty for purposes of this Agreement, including for purposes of determining whether the conditions set forth in Article 11 have been satisfied at Closing; provided further, that, if the Closing occurs, each party shall be deemed to have waived any right to indemnification pursuant to Article 12 with respect to any matter disclosed pursuant to clause (ii) above.
     Section 14.13. Construction and Interpretation. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
     Section 14.14. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court set forth in Section 14.06, in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
By:	Calumet GP, LLC, its general partner

By:	/s/ Authorized Signatory
Name:
Title:

MURPHY OIL CORPORATION
By:	/s/ Authorized Signatory
Name:
Title:

[Signature Page to Asset Purchase Agreement]

EXHIBIT D
Fuel Regulations
•	40 C.F.R. Title 40, Part 79, Registration of Fuels and Fuel Additives

•	40 C.F.R. Title 40, Part 80, Subpart B (Controls and Prohibitions (RVP Regs))

•	40 C.F.R. Title 40, Part 80, Subpart E (Anti-dumping)

•	40 C.F.R. Title 40, Part 80, Subpart G (Detergent Additives)

•	40 C.F.R. Title 40, Part 80, Subpart H (Gasoline Sulfur)

•	40 C.F.R. Title 40, Part 80, Subpart I (Motor Vehicle Diesel Fuel: Nonroad, Locomotive, and Marine Diesel Fuel; and ECA Marine Diesel Fuel)

•	40 C.F.R. Title 40, Part 80, Subpart K (Renewable Fuel Standard)

•	40 C.F.R. Title 40, Part 80, Subpart L (Gasoline Benzene)

•	40 C.F.R. Title 40, Part 80, Subpart M (Renewable Fuel Standard)